Exhibit 2.2

Execution Version

PURCHASE AND SALE AGREEMENT

BETWEEN

ANADARKO E&P ONSHORE LLC

AS SELLER

AND

LEGACY RESERVES OPERATING LP

AS PURCHASER

Executed on July 3, 2015

Effective as of 7:00 A.M. Central Time, April 1, 2015

i

(Continued)

(Continued)

(Continued)

EXHIBITS
Exhibit “A”	Leases
Exhibit “A-1”	Wells, Units and Allocated Values
Exhibit “B”	Reserved
Exhibit “C”	Form of Term Royalty Deed
Exhibit “D”	Form of Conveyance
Exhibit “E”	Form of Transition Services Agreement
Exhibit “F”	Form of Audit Representation Letter

SCHEDULES

Schedule 1.2(d)	Contracts
Schedule 1.2(e)(i)	Surface Fee Lands
Schedule 1.2(e)(ii)	Surface Contracts
Schedule 1.2(k)	Vehicles, etc.
Schedule 1.3(e)	Excluded Items
Schedule 1.4	Effective Time; Proration of Costs and Revenues
Schedule 4.2(a)	Disclosed Environmental Conditions
Schedule 5.1(a)	Knowledge Persons
Schedule 5.7	Litigation
Schedule 5.8	Taxes and Assessments
Schedule 5.9	Compliance with Laws
Schedule 5.10(a)	Material Contracts
Schedule 5.10(b)	Material Contract Defaults
Schedule 5.11	Hydrocarbon Production Payments
Schedule 5.12	Governmental Authorizations
Schedule 5.13	Preference Rights and Required Consents
Schedule 5.14	Payout Balances
Schedule 5.15	Outstanding Capital Commitments
Schedule 5.16	Imbalances
Schedule 5.17	Condemnation
Schedule 5.20	Plugged Wells
Schedule 5.21	Suspense Accounts
Schedule 5.22	Oil and Gas Operations
Schedule 7.6	Operation of Business
Schedule 9.2(l)	AESC Contracts
Schedule 11.3(b)	Retained Liabilities
Schedule 12.3	Transfer Fees

DEFINITIONS

“Adjusted Purchase Price” means the Purchase Price after calculating and applying the adjustments set forth in Section 2.2(a).

“Adjustment Period” has the meaning set forth in Section 2.2(a).

“AESC Contracts” mean the Contracts set forth on Schedule 9.2(l).

“AFE” means authority for expenditure.

“Affiliate” with respect to any Person, means any Person that directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of this definition, “control” (and any derivative of such term) means the power to direct or cause the direction of the management or policies of a Person, through the ownership of voting securities, by contract or otherwise, and shall be deemed to exist upon the ownership of (or the right to exercise or direct) fifty percent (50%) or more of the voting rights in the appointment of directors (or persons performing equivalent functions) of such entity, or fifty percent (50%) or more of the interests in such entity. In the case of a limited partnership, the general partner or partners shall be deemed to control the partnership, and in the case of a manager run limited liability company, a sole manager shall be deemed to control the company.

“Aggregate Environmental Deductible” has the meaning set forth in Section 4.2(e).

“Aggregate Title Deductible” has the meaning set forth in Section 3.5(g).

“Agreed Interest Rate” means simple interest calculated at the rate of six percent (6%) per annum.

“Agreement” means this Purchase and Sale Agreement.

“Allocated Leasehold” means a portion of the leased premises under the Leases relating to any Well, insofar and only insofar as such leasehold rights entitle the owner thereof to Hydrocarbons produced from such Well and to any pooling rights associated therewith, comprising (A) the acreage included in the Unit on which such Well is located or (B) if the Well is not located within a Unit, then the acreage included within the proration unit plat for the Well as filed by the operator of such Well with the Texas Railroad Commission or, if no such plat has been filed, the acreage prescribed by the applicable field rules or orders.

“Allocated Value” has the meaning set forth in Section 3.5(a).

“Asbestos and Related Liabilities” means any and all damages, obligations and responsibilities relating to or arising from, directly or indirectly, the existence or alleged existence of any one or more of asbestos, NORM, polychlorinated biphenyls, chromium and/or lead-based paint at, on or within the Properties, including any contamination resulting therefrom.

“Asserted Environmental Defects” has the meaning set forth in Section 4.2(b).

“Asserted Title Defects” has the meaning set forth in Section 3.5(d).

“Assessment” has the meaning set forth in Section 4.1.

v

“Assets” has the meaning set forth in Section 1.2.

“Assumed Obligations” has the meaning set forth in Section 11.3.

“Business Day” means each calendar day except Saturdays, Sundays, and Federal holidays.

“Casualty Loss” means any damage or reduction in value of the Assets that (a) occurs during the period between the date of this Agreement and the Closing as a result of acts of God, fire, explosion, earthquake, windstorm or flood, but excluding any damage or reduction in value as a result of depreciation, mechanical failure or gradual structural deterioration of materials, equipment and infrastructure, downhole failure (including (i) failures arising or occurring during drilling or completing operations, (ii) junked or lost holes or (iii) sidetracking or deviating a well) or reservoir changes or depletion (including the watering-out of any well, collapsed casing or sand infiltration of any well) and (b) is in an amount that exceeds $500,000, net to Seller’s interest in such Assets.

“Claim” or “Claims” has the meaning set forth in Section 11.4(a).

“Claim Notice” has the meaning set forth in Section 11.5(b).

“Closing” has the meaning set forth in Section 9.1(a).

“Closing Date” has the meaning set forth in Section 9.1(b).

“Closing Payment” has the meaning set forth in Section 9.4(a).

“Code” has the meaning set forth in Section 2.3.

“Confidentiality Agreement” has the meaning set forth in Section 7.1.

“Contracts” has the meaning set forth in Section 1.2(d).

“Conveyance” has the meaning set forth in Section 3.1(b).

“Customary Post-Closing Consent” means the consents and approvals from Governmental Bodies for the assignment of the Assets to Purchaser that are customarily obtained after the assignment of properties similar to the Assets, consents to assignment of Surface Contracts that may not be unreasonably withheld and consents of lessors under Leases or counterparties under Contracts that, in each case, may not be unreasonably withheld.

“Decommissioning” means all decommissioning, dismantlement and removal activities and obligations with respect to the Properties as are required by Laws, Contracts or Surface Contracts associated with the Properties or any Governmental Body and further including all well plugging, replugging and abandonment, dismantlement and removal of the Wells, buildings, facilities, pipelines and flowlines and all other assets of any kind related to or associated with operations or activities conducted on the Properties; and associated site clearance, site restoration and site remediation on the Properties.

“Defect Claim Date” means July 7, 2015.

“Defensible Title” has the meaning set forth in Section 3.2.

“Deposit” has the meaning set forth in Section 2.4.

“Disclosed Environmental Conditions” means all obligations and liabilities of Seller (including Environmental Liabilities), known or unknown, with respect to or arising from the matters set forth on Schedule 4.2(a), regardless of whether such obligations or liabilities arose prior to, on or after the Effective Time.

“Disputed Environmental Matters” has the meaning set forth in Section 4.2(g) .

“Disputed Imbalance” means the aggregate of the imbalances identified on Schedule 5.16 as being in dispute.

“Disputed Title Matters” has the meaning set forth in Section 3.5(j).

“DTPA” has the meaning set forth in Section 11.9(a).

“Effective Time” has the meaning set forth in Section 1.4(a).

“Environmental Defect” means any non-compliance with applicable Environmental Laws, or any contamination or condition exceeding regulatory limits and not otherwise authorized by Law and resulting from any discharge, release, production, storage, treatment, seepage, escape, leakage, emission, emptying, leaching or any other activities on, in or from any Property, or the migration or transportation from other lands to any Property, of any Hazardous Materials that require Remediation pursuant to any Lease or Contract or any current federal, state or local Laws, including Environmental Laws; provided, however, that an Environmental Defect shall not include Decommissioning, Asbestos and Related Liabilities or the Disclosed Environmental Conditions.

“Environmental Defect Amount” has the meaning set forth in Section 4.2(c).

“Environmental Expert” has the meaning set forth in Section 4.2(g)(iii).

“Environmental Information” has the meaning set forth in Section 4.1.

“Environmental Laws” means, as the same may have been amended, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq. the Hazardous Materials Transportation Act, 49 U.S.C. § 1471 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 136 et seq.; the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq.; the Atomic Energy Act, 42 U.S.C. § 2011 et seq.; and all similar Laws of any Governmental Body having jurisdiction over the property in question and any common law, in each case addressing public or employee health and safety, pollution, protection or preservation and restoration of the environment and natural resources, the generation, handling, emission, discharge, treatment, storage, transportation or disposal of any Hazardous Material, NORM or Hydrocarbons, protection of threatened and endangered species, wetlands and waterways and all rules or regulations implementing the foregoing that are applicable to the ownership, operation, use or maintenance of the Assets.

“Environmental Liabilities” means any and all environmental response costs (including costs of remediation), damages, natural resource damages, settlements, consulting fees, expenses, penalties, fines, orphan share, prejudgment and post-judgment interest, court costs, attorneys’ fees, and other liabilities incurred or imposed (i) pursuant to any order, notice of responsibility, directive (including requirements embodied in Environmental Laws), injunction, judgment or similar act (including settlements) by any Governmental Body to the extent arising out of any violation of, or remedial obligation under, any Environmental Laws, which order, notice, directive, injunction, judgment or similar act is attributable to the ownership or operation of the Assets prior to the Effective Time or (ii) pursuant to any claim or cause of action by a Governmental Body or other Person for personal injury, property damage, damage to natural resources, remediation or response costs to the extent arising out of any violation of, or any remediation obligation under, any Environmental Laws, Lease or Contract which claim or cause of action is attributable to the ownership or operation of the Assets prior to the Effective Time.

“Equipment” has the meaning set forth in Section 1.2(f).

“Excluded Assets” has the meaning set forth in Section 1.3.

“Expert Determination Notice” has the meaning set forth in Section 3.5(j)(ii).

“Governmental Authorizations” has the meaning set forth in Section 5.12.

“Governmental Body” means any federal, state, local, municipal, or other governments; any governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; and any court or governmental tribunal.

“Hazardous Material” means and includes each substance defined, designated or classified as a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant or toxic substance under, or for which liability or standards of care are imposed by, any Environmental Law, including Hydrocarbons but specifically excluding NORM.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Hydrocarbons” means oil, gas, condensate and other gaseous and liquid hydrocarbons or any combination thereof and sulphur extracted from hydrocarbons.

“Imbalance” or “Imbalances” means over-production of Hydrocarbons or under-production of Hydrocarbons or over-deliveries or under-deliveries with respect to Hydrocarbons produced from or allocated to the Assets, regardless of whether such over-production of Hydrocarbons or under-production of Hydrocarbons or over-deliveries or under-deliveries arise at the platform, wellhead, pipeline, gathering system, transportation or other location.

“Indemnified Party” has the meaning set forth in Section 11.5(a).

“Indemnifying Party” has the meaning set forth in Section 11.5(a).

“Indemnity Claim” has the meaning set forth in Section 11.5(b).

“Individual Environmental Deductible” has the meaning set forth in Section 4.2(e).

“Individual Title Deductible” has the meaning set forth in Section 3.5(g).

“Invasive Activity” has the meaning set forth in Section 4.1.

“Lands” has the meaning set forth in Section 1.2(a).

“Laws” means all statutes, laws, rules, regulations, ordinances, orders, and codes of Governmental Bodies.

“Leases” has the meaning set forth in Section 1.2(a).

“Lowest Cost Response” means the response required or allowed under Environmental Laws and any applicable Lease or Contract that results in the Remediation of each Environmental Defect in the lowest cost manner that is consistent with applicable cleanup objectives under the relevant Environmental Laws, the requirements of Governmental Bodies and any applicable Lease or Contract, taking into account (i) the nature of the Environmental Defect and (ii) that the availability of risk based remedies (including mechanisms to contain or stabilize Hazardous Materials, including monitoring site conditions, natural attenuation, risk-based corrective action, institutional controls, or other appropriate restrictions on the industrial use of the property, caps, dikes, encapsulation, leachate collection systems, and the like) to the extent allowed under applicable Environmental Laws and acceptable to the Governmental Body with jurisdiction, may determine the lowest cost manner available.

“Material Adverse Effect” means any effect that is material and adverse to the ownership, operation or value of the Assets as currently operated; provided, however, that “Material Adverse Effect” shall not include (i) any effect resulting from entering into this Agreement or the announcement of the transactions contemplated by this Agreement; (ii) any effect resulting from changes in general market, economic, financial, regulatory or political conditions or any outbreak of hostilities or war, terrorism, earthquakes, hurricanes, tornadoes, floods or other natural disasters, (iii) any effect that affects the Hydrocarbon exploration, production, development, processing, gathering and/or transportation industry generally (including changes in commodity prices or general market prices in the Hydrocarbon exploration, production, development, processing, gathering and/or transportation industry generally), and (iv) any effect resulting from a change in Laws or regulatory policies.

“Material Contracts” has the meaning set forth in Section 5.10(a).

“Midstream Purchase Agreement” means the Membership Interests Purchase and Sale Agreement by and between WGR Operating LP and the Purchaser, in substantially the form attached hereto as Exhibit B.

“Net Revenue Interest” has the meaning set forth in Section 3.2(a).

“Non-Party Affiliates” has the meaning set forth in Section 12.20.

“NORM” means naturally occurring radioactive material.

“Party” or “Parties” has the meaning set forth in the preamble to this Agreement.

“Permitted Encumbrances” has the meaning set forth in Section 3.4.

“Person” means any individual, firm, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Body or any other entity.

“Preference Property” has the meaning set forth in Section 7.7(b).

“Preference Right” means any right or agreement that enables any Person to purchase or acquire any Asset or any interest therein or portion thereof as a result of or in connection with (i) the sale, assignment or other transfer of any Asset or any interest therein or portion thereof in accordance with this Agreement or (ii) the execution or delivery of this Agreement or the consummation or performance of the terms and conditions contemplated by this Agreement.

“Pipelines” has the meaning set forth in Section 1.2(g).

“Properties” has the meaning set forth in Section 1.2(c).

“Property Costs” has the meaning set forth in Section 1.4(b).

“Purchase Price” has the meaning set forth in Section 2.1.

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchaser Environmental Defect Estimate” has the meaning set forth in Section 4.2(a).

“Purchaser Indemnitees” means Purchaser and Purchaser’s Affiliates, each of their respective officers, directors, partners, owners, representatives, agents, employees, subcontractors and Purchaser’s successors and permitted assigns.

“Purchaser’s Auditor” has the meaning set forth in Section 7.10(b).

“Records” has the meaning set forth in Section 1.2(j).

“REGARDLESS OF FAULT” has the meaning set forth in Section 11.4(a).

“Remediation” means, with respect to an Environmental Defect, removal, abatement, response, investigative, cleanup and/or monitoring activities, including any investigation, study, assessment, testing, monitoring, containment, removal, disposal, closure, corrective action, passive remediation, natural attenuation or bioremediation, or the installation and operation of remediation systems, in each case solely to the extent required under Environmental Laws or any applicable Lease or Contract to correct or remove such Environmental Defect to a degree sufficient to receive a “No Further Action” letter (or the equivalent) from a relevant Governmental Body, where applicable, or otherwise meeting relevant cleanup objectives of the relevant Governmental Body or the applicable Lease or Contract, applicable in the context of the continued long term operation of the affected Asset as currently operated.

“Required Consent” means any consent or approval affecting a Property that is required to be obtained for the assignment of such Property in connection with the transactions contemplated by this Agreement if the agreement, contract or other instrument giving rise to such consent or approval expressly provides that (a) assignment without such consent or approval is void or voidable, would result in the termination or cancellation of such agreement or contract or would give rise to a claim for liquidated or other automatic damages, or (b) such consent or approval may be granted or withheld in the sole discretion of the Person holding the right (or words to similar effect), in each case, excluding Customary Post-Closing Consents.

x

“Retained Asset” has the meaning set forth in Section 7.7(d).

“Retained Liabilities” means all demands, suits, liabilities or obligations arising out of (a) third Person Claims related to any personal injury (including death) or property damage (other than Environmental Liabilities), to the extent related to the ownership or operation of the Assets by Seller or its Affiliates and arising from events occurring prior to the Closing Date; (b) third Person Claims related to any disposal offsite of the Assets by Seller or its Affiliates prior to the Closing Date of Hazardous Material or NORM arising from the operation or use of the Assets; (c) Claims related to or arising under the matters listed on Schedule 4.2(a) or on Section 5.7; and (d) the matters listed on Schedule 11.3(b).

“Seller” has the meaning set forth in the preamble to this Agreement.

“Seller Indemnitees” means (a) Seller and Seller’s Affiliates, each of their respective officers, directors, partners, owners and joint owners (b) all employees, supervisors, representatives and agents of Seller and Seller’s Affiliates and its and their respective subcontractors, and (c) Seller’s successors and permitted assigns.

“Seller Operated Assets” means Assets operated by Seller or any of its Affiliates.

“Surface Contracts” has the meaning set forth in Section 1.2(e).

“Surface Fee Lands” has the meaning set forth in Section 1.2(e).

“Tax Allocated Value” has the meaning set forth in Section 2.3.

“Tax Returns” has the meaning set forth in Section 5.8.

“Taxes” means all federal, state, local, and foreign income, profits, franchise, sales, use, ad valorem, property, severance, production, excise, stamp, documentary, real property transfer or gain, gross receipts, goods and services, registration, capital, transfer, or withholding taxes or other governmental fees or charges imposed by any taxing authority, including any interest, penalties or additional amounts which may be imposed with respect thereto.

“Term Royalty Deed” means a term royalty deed to be delivered by Seller or its Affiliate at the Closing, in substantially the form of Exhibit C hereto, pursuant to which Seller or such Affiliate will convey a term royalty to Purchaser, subject to the terms and conditions set forth in such term royalty deed, in respect of certain lands identified therein.

“Title Benefit” has the meaning set forth in Section 3.3.

“Title Benefit Amount” has the meaning set forth in Section 3.5(f).

“Title Benefit Notice” has the meaning set forth in Section 3.5(b).

“Title Defect” has the meaning set forth in Section 3.3.

“Title Defect Amount” has the meaning set forth in Section 3.5(h).

“Title Defect Notice” has the meaning set forth in Section 3.5(a).

“Title Defect Property” has the meaning set forth in Section 3.5(a).

“Title Expert” has the meaning set forth in Section 3.5(j)(ii).

“Transfer and Recording Taxes” has the meaning set forth in Section 12.3.

“Units” has the meaning set forth in Section 1.2(c).

“Well Dispute” means the claims being asserted by Seller against Wildhorse Resources Management Co., LLC, as operator, regarding the payout status of the John Blair #21 Well (API No. 42-395-31238).

“Wells” has the meaning set forth in Section 1.2(b).

PURCHASE AND SALE AGREEMENT

This Agreement is executed on July 3, 2015 by and between ANADARKO E&P ONSHORE LLC, a Delaware limited liability company (“Seller”), and LEGACY RESERVES OPERATING LP, a Delaware limited partnership (“Purchaser”). Each of Seller and Purchaser is sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

A. Seller owns various oil and gas properties, either of record or beneficially, more fully described in the exhibits hereto.

B. Seller desires to sell to Purchaser and Purchaser desires to purchase from Seller the properties and rights of Seller hereafter described, in the manner and upon the terms and conditions hereafter set forth.

C. Capitalized terms used herein shall have the meanings ascribed to them in this Agreement as such terms are identified and/or defined in the preceding Definitions section hereof.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound by the terms hereof, agree as follows:

ARTICLE 1

PURCHASE AND SALE

Section 1.1 Purchase and Sale.

At the Closing, and upon the terms and subject to the conditions of this Agreement, Seller agrees to sell, transfer and convey the Assets to Purchaser and Purchaser agrees to purchase, accept and pay for the Assets and to assume certain obligations attributable to the Assets.

Section 1.2 Assets.

As used herein, the term “Assets” means, subject to the terms and conditions of this Agreement, all of Seller’s right, title, interest and estate, real or personal, recorded or unrecorded, movable or immovable, tangible or intangible, in and to the following (but excluding the Excluded Assets):

(a)	All of the oil and gas leases; subleases and other leaseholds; carried interests; farmout rights; options; and other properties and interests described on Exhibit A (collectively, the “Leases”), together with each and every kind and character of right, title, claim, and interest that Seller has in and to the lands described on Exhibit A and/or the lands covered by the Leases, or the lands currently pooled, unitized, communitized or consolidated therewith (collectively, the “Lands”);

(b)	All oil, gas, water, disposal or injection wells located on the Lands, whether producing, shut-in, or temporarily abandoned, including the interests in the wells shown on Exhibit A-1 attached hereto, together with the Allocated Leasehold for each such well (the “Wells”);

(c)	All pooled, communitized or unitized acreage that includes all or part of any Lease (the “Units” and collectively with the Leases, Lands, Wells and Surface Fee Lands the “Properties”), including those Units shown on Exhibit A-1, and including all leasehold interest of Seller in production of Hydrocarbons from any such Unit, whether such Unit production of Hydrocarbons comes from Wells located on or off of a Lease, and all tenements, hereditaments and appurtenances belonging to the Leases and Units;

(d)	All contracts, agreements and instruments by which the Properties are bound, or that relate to or are otherwise applicable to the Properties, only to the extent applicable to the Properties rather than Seller’s other properties, including operating agreements, unitization, pooling and communitization agreements, declarations and orders, joint venture agreements, farmin and farmout agreements, exploration agreements, participation agreements, exchange agreements, transportation or gathering agreements, agreements for the sale and purchase of oil, gas, casinghead gas or processing agreements to the extent applicable to the Properties or the production of Hydrocarbons produced in association therewith from the Properties, including those identified on Schedule 1.2(d) (hereinafter collectively referred to as “Contracts”), but excluding any contracts, agreements and instruments to the extent transfer is prohibited by third-party Contract or applicable Law and the necessary consents to transfer are not obtained pursuant to Section 7.7 and provided that Contracts shall not include the instruments constituting the Leases;

(e)	All surface fee interests appurtenant to, and used or held for use primarily in connection with, the Properties, including those surface fee interests in the lands described on Schedule 1.2(e)(i) (the “Surface Fee Lands”), and all easements, permits, licenses, servitudes, rights-of-way, surface leases and other surface rights (“Surface Contracts”) appurtenant to, and used or held for use primarily in connection with the Properties, including those described on Schedule 1.2(e)(ii), and including in each case all improvements located thereon, but excluding any permits and other rights to the extent transfer is prohibited by third-party Contract or applicable Law and the necessary consents to transfer are not obtained pursuant to Section 7.7;

(f)	All equipment, machinery, fixtures, inventory and other tangible personal property and improvements located on the Properties or the lands covered by the Surface Contracts, or used or held for use primarily in connection with the operation of the Properties or the lands covered by the Surface Contracts, including all wellhead equipment, pumps, pumping units, Hydrocarbon measurement facilities, compressors, tanks, buildings, treatment facilities, injection facilities, disposal facilities, compression facilities, pipe, parts, tools, telemetry devices, and any computer and communications hardware and equipment located on the Properties or the lands covered by the Surface Contracts, including the equipment and the hardware used to operate the CygNet system (“Equipment”);

(g)	All flow lines, pipelines, gathering systems and appurtenances thereto located on the Properties or the lands covered by the Surface Contracts, or used, or held for use, primarily in connection with the operation of the Properties or the lands covered by the Surface Contracts (“Pipelines”);

(h)	All Hydrocarbons produced from or attributable to the Leases, Lands, and Wells from and after the Effective Time, together with Imbalances associated with the Properties;

(i)	All royalties, overriding royalties, net profits interests and carried interests attributable to the Properties (including, for the avoidance of doubt, royalties conveyed by Seller to Purchaser at the Closing pursuant to, and subject to the terms and conditions set forth in, the Term Royalty Deed);

(j)	Electronic digital copies (or originals to the extent located on the Properties or the lands covered by the Surface Contracts) of all lease files; land files; well files; gas and oil sales contract files; gas processing files; division order files; abstracts; title opinions; land surveys; non-confidential logs; maps; engineering data and reports; rights to access cores; all of Seller’s data associated with the CygNet system to the extent relating to the Assets and other books, records, data, files, and accounting records, in each case to the extent related primarily to the Assets, or used or held for use primarily in connection with the maintenance or operation thereof, but excluding (i) any books, records, data, files, maps and accounting records to the extent disclosure or transfer is prohibited by third-party Contract or applicable Law and the necessary consents to transfer are not obtained pursuant to Section 7.7, (ii) Seller’s intellectual property; (iii) attorney-client privileged communications and work product of Seller’s legal counsel (other than title opinions), (iv) reserve studies and evaluations, and (v) records or communications to the extent they relate to bids or offers received in connection with the negotiation and consummation of the sale of the Assets by Seller, or any information or analyses (including financial analyses) related to such bids or offers (subject to such exclusions, the “Records”); provided, however, that Seller may retain the originals of such Records as Seller has determined may be required for litigation, tax, accounting, and auditing purposes and shall provide Purchaser with copies thereof at Purchaser’s cost; and

(k)	all vehicles, rolling stock or vessels owned by Seller, used in connection with the Assets and identified on Schedule 1.2(k), and the mechanics truck leases described on Schedule 1.2(k), together with all tools located on such leased trucks.

Section 1.3 Excluded Assets.

Notwithstanding the foregoing, the Assets shall not include, and there is excepted, reserved and excluded from the purchase and sale contemplated hereby (collectively, the “Excluded Assets”):

(a)	all corporate, financial, income and franchise tax and legal records of Seller that relate to Seller’s business generally (whether or not relating to the Assets), and all books, records and files that relate to the Excluded Assets and those records retained by Seller pursuant to Section 1.2(j) and copies of any other Records retained by Seller pursuant to Section 1.5;

(b)	all geological and geophysical data (including all seismic data, including reprocessed data) and, to the extent not expressly included in Section 1.2(j), all logs, interpretive data, technical evaluations, technical outputs, reserve estimates and economic estimates;

(c)	all rights to any refund of Taxes or other costs or expenses borne by Seller or Seller’s predecessors in interest and title relating to the Assets and attributable to periods prior to the Effective Time;

(d)	Seller’s area-wide bonds, permits and licenses or other permits, licenses or authorizations used in the conduct of Seller’s business generally;

(e)	those items listed in Schedule 1.3(e);

(f)	all trade credits, account receivables, note receivables, take-or-pay amounts receivable, and other receivables attributable to the Assets with respect to any period of time prior to the Effective Time;

(g)	all right, title and interest of Seller in and to vehicles, rolling stock or vessels used in connection with the Assets, other than those identified on Schedule 1.2(k);

(h)	all rights, titles, claims and interests of Seller or any Affiliate of Seller (i) to or under any policy or agreement of insurance or any insurance proceeds; except to the extent provided in Section 3.6, and (ii) to or under any bond or bond proceeds;

(i)	all mineral fee interests of Seller, including those associated with the Properties, and all rights incident thereto;

(j)	subject to Section 9.4(c), all Claims or causes of action of Seller arising under or with respect to the Properties or any Contract that are attributable to the period of time prior to the Effective Time (including any claims for refunds, credits or rebates insofar as such proceeds are attributable to periods prior to the Effective Time); and

(k)	any patent, patent application, logo, service mark, copyright, trade name or trademark of or associated with Seller or any Affiliate of Seller or any business of Seller or of any Affiliate of Seller and all of Seller’s computer software (proprietary or to which Seller has a license) and other intellectual property.

Section 1.4 Effective Time; Proration of Costs and Revenues.

(a)	Subject to Section 1.5, possession of the Assets shall be transferred from Seller to Purchaser at the Closing, but certain financial benefits and burdens of the Assets shall be transferred effective as of 7:00 A.M., local time, where the respective Assets are located, on April 1, 2015 (the “Effective Time”), as described below.

(b)	Purchaser shall be entitled to all Hydrocarbon production from or attributable to the Leases, Units and Wells at and after the Effective Time (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits earned with respect to the Assets at or after the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all Property Costs incurred at and after the Effective Time. Seller shall be entitled to all Hydrocarbon production from or attributable to Leases, Units and Wells prior to the Effective Time (and all products and proceeds attributable thereto), and to all other income, proceeds, receipts and credits earned with respect to the Assets prior to the Effective Time, and shall be responsible for (and entitled to any refunds with respect to) all Property Costs incurred prior to the Effective Time. “Earned” and “incurred”, as used in this Agreement, shall be interpreted in accordance with generally accepted accounting principles and Council of Petroleum Accountants Society (COPAS) standards. “Property Costs” means all costs attributable to the ownership or operation of the Assets (including costs of insurance and ad valorem, property, severance, Hydrocarbon production and similar Taxes based upon or measured by the ownership or operation of the Assets or the production of Hydrocarbons therefrom, but excluding any other Taxes) and capital expenditures incurred in the ownership and operation of the Assets in the ordinary course of business and, where applicable, in accordance with the relevant operating or unit agreement, if any, and overhead costs charged to the Assets under the relevant operating agreement or unit agreement, if any, or, if none, the amounts shown under Schedule 1.4 shall be the overhead amounts deemed charged to the Assets, but excluding liabilities, losses, costs, and expenses attributable to (i) Claims for personal injury or death, property damage or violation of any Law, (ii) obligations to plug wells or dismantle, abandon and salvage facilities, (iii) obligations to remediate any contamination of groundwater, surface water, soil, Equipment or Pipelines under applicable Environmental Laws, (iv) obligations to furnish make-up gas according to the terms of applicable gas sales, gathering or transportation contracts, (v) gas balancing obligations and (vi) obligations to pay working interests, royalties, overriding royalties or other interests held in suspense, all of which are addressed in Article 11. For purposes of this Section 1.4, determination of whether Property Costs are attributable to the period before or after the Effective Time shall be based on when services are rendered, when the goods are delivered, or when the work is performed. For clarification, the date an item or work is ordered is not the date of a pre-Effective Time transaction for settlement purposes, but rather the date on which the item ordered is delivered to the job site, or the date on which the work ordered is performed, shall be the relevant date. For purposes of allocating Hydrocarbon production (and accounts receivable with respect thereto), under this Section 1.4, (i) liquid Hydrocarbons shall be deemed to be “from or attributable to” the Properties when they pass through the pipeline connecting into the storage facilities into which they are run and (ii) gaseous Hydrocarbons shall be deemed to be “from or attributable to” the Properties when they pass through the delivery point sales meters on the pipelines through which they are transported. Seller shall utilize reasonable interpolative procedures to arrive at an allocation of Hydrocarbon production when exact meter readings or gauging and strapping data is not available. Seller shall provide to Purchaser, no later than five (5) Business Days prior to Closing, all data necessary to support any estimated allocation, for purposes of establishing the adjustment to the Purchase Price pursuant to Section 2.2 hereof that will be used to determine the Closing Payment (as defined in Section 9.4(a)). Taxes, right-of-way fees, insurance premiums and other Property Costs that are paid periodically shall be prorated based on the number of days in the applicable period falling before and the number of days in the applicable period falling at or after the Effective Time, except that Hydrocarbon production, severance and similar Taxes shall be prorated based on the number of units actually produced, purchased or sold or proceeds of sale, as applicable, before, and at or after, the Effective Time. In each case, Purchaser shall be responsible for the portion allocated to the period at and after the Effective Time and Seller shall be responsible for the portion allocated to the period before the Effective Time.

Section 1.5 Delivery and Maintenance of Records.

(a)	At Purchaser’s cost: (i) Seller shall use reasonable efforts to make electronic copies of the Records available to Purchaser on or before the Closing out of Seller’s Quorum Land System and accounting systems and (ii) shall reasonably cooperate with Purchaser in connection with any conversion of the Records that is reasonably necessary to integrate such Records into Purchaser’s systems, provided, however, that any delay, failure or inability to effect such conversion or integration shall not delay the Closing hereunder. Seller shall maintain and make available to Purchaser at Closing any originals of the Records located on the Properties or the lands covered by the Surface Contracts at the location at which they are currently held. Seller may retain original Records of certain items as set forth in Section 1.2(j) and/or copies of any Records. Upon Purchaser’s written request following the Closing, Seller shall provide Purchaser with access to all of the original Records in Seller’s possession.

(b) Purchaser, for a period of seven (7) years following Closing, will (i) retain electronic copies of the Records, (ii) provide Seller, its Affiliates, and its and their officers, employees and representatives with access to the Records during normal business hours and upon reasonable prior notice for review and copying at Seller’s expense, and (iii) provide Seller, its Affiliates, and its and their officers, employees and representatives with access, during normal business hours and upon reasonable prior notice, to materials received or produced after Closing relating to any Indemnity Claim made under Section 11.4 of this Agreement for review and copying at Seller’s expense.

ARTICLE 2

PURCHASE PRICE

Section 2.1 Purchase Price.

The purchase price for the Assets (the “Purchase Price”) shall be $286,000,000.00, adjusted as provided in Section 2.2.

Section 2.2 Adjustments to Purchase Price.

The Purchase Price for the Assets shall be adjusted as follows with all such amounts being determined in accordance with generally accepted accounting principles and Council of Petroleum Accountants Society (COPAS) standards:

(a)	Reduced by the aggregate amount of the following proceeds received by Seller between the Effective Time and the Closing Date (the “Adjustment Period”): (i) proceeds from the sale of Hydrocarbons (net of any royalties, overriding royalties or other burdens on or payable out of Hydrocarbon production, gathering, processing and transportation costs and any Hydrocarbon production, severance, sales or excise Taxes not reimbursed to Seller by the purchaser of Hydrocarbon production) produced from or attributable to the Properties during the Adjustment Period, and (ii) other proceeds earned with respect to the Assets during the Adjustment Period;

(b)	Reduced to the extent provided in Section 7.7 with respect to Preference Rights, Required Consents and Retained Assets;

(c)	Reduced by the Title Defect Amount for any Asserted Title Defects for which Seller elected the remedy in Section 3.5(e)(i), as reduced by the Title Benefit Amount with respect to each Title Benefit for which the Title Benefit Amount has been determined prior to Closing;

(d)	Reduced by the Environmental Defect Amount for any Asserted Environmental Defects for which Seller elected the remedy set forth in Section 4.2(d)(i);

(e)	Reduced by an amount equal to all cash in suspense accounts relative to the Assets for which Purchaser has assumed responsibility under Section 11.3;

(f)	Increased by the amount of all Property Costs and other costs attributable to the ownership and operation of the Assets paid by Seller and incurred at or after the Effective Time (including any overhead costs under Schedule 1.4 deemed charged to the Assets with respect to the Adjustment Period even though not actually paid), except any Property Costs and other such costs already deducted in the determination of proceeds in Section 2.2(a);

(g)	Increased or reduced as agreed upon in writing by Seller and Purchaser;

(h)	Increased by the amount of merchantable Hydrocarbons stored in tanks above the pipeline connection and in pipelines upstream of the sales meter attributable to the ownership and operation of the Assets that belong to Seller as of the Effective Time; and

(i)	If an aggregate Imbalance relative to the Assets exists as of the Effective Time based upon the information in Schedule 5.16 and any available subsequent balancing statements, excluding the Disputed Imbalance, the Purchase Price shall be increased if the Assets are under-produced, or decreased if the Assets are over-produced, (A) in the case of gas, by the product of (i) the amount (measured in thousand cubic feet “Mcf”) of such Imbalance (excluding the Disputed Imbalance), and (ii) $3.50 per Mcf, or (B) in other cases, by an amount agreed to in writing by the Parties.

Each adjustment made pursuant to Section 2.2(a) shall serve to satisfy, up to the amount of the adjustment, Purchaser’s entitlement under Section 1.4 to Hydrocarbon production from or attributable to the Properties during the Adjustment Period, and to the value of other income, proceeds, receipts and credits earned with respect to the Assets during the Adjustment Period, and as such, Purchaser shall not have any separate rights to receive any Hydrocarbon production or income, proceeds, receipts and credits with respect to which an adjustment has been made. Similarly, the adjustment described in Section 2.2(d) shall serve to satisfy, up to the amount of the adjustment, Purchaser’s obligation under Section 1.4 to pay Property Costs and other costs attributable to the ownership and operation of the Assets which are incurred during the Adjustment Period, and as such, Purchaser shall not be separately obligated to pay for any Property Costs or other such costs with respect to which an adjustment has been made.

Section 2.3 Allocation of Purchase Price for Tax Purposes.

Within 30 days of the execution of this Agreement, Purchaser and Seller will agree upon an allocation of the unadjusted Purchase Price (and other amounts that may be required to be taken into account) among the Assets, in compliance with the principles of Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations thereunder (any such agreed allocation, the “Purchase Price Allocation”). Any adjustments to the Purchase Price pursuant to Section 2.2 or otherwise shall be applied to the Purchase Price Allocation as required pursuant to Section 1060 of the Code and the Treasury Regulations thereunder. In the event Seller and Purchaser have agreed on a Purchase Price Allocation, Seller and Purchaser will be deemed to have accepted such Purchase Price Allocation for purposes of this Agreement and the transactions contemplated hereby, but otherwise make no representation or warranty as to the accuracy of such values. In the event Seller and Purchaser have agreed on a Purchase Price Allocation, Seller and Purchaser further agree (i) that the Purchase Price Allocation shall be used by Seller and Purchaser as the basis for reporting asset values and other items for purposes of all federal, state, and local Tax Returns, including without limitation Internal Revenue Service Form 8594 and (ii) that neither they nor their Affiliates will take positions inconsistent with the Purchase Price Allocation in notices to Governmental Bodies or in audit or other proceedings with respect to Taxes, except as otherwise required by Law.

Section 2.4 Deposit.

Within one Business Day following the execution of this Agreement, Purchaser will pay to Seller an earnest money deposit in an amount equal to seven and one half percent (7.5%) of the Purchase Price (the “Deposit”). The Deposit shall be non-interest bearing and applied against the Purchase Price if the Closing occurs or shall be otherwise distributed in accordance with the terms of Section 10.3 of this Agreement.

ARTICLE 3

TITLE MATTERS

Section 3.1 Seller’s Title.

(a)	Except for the special warranty of title referenced in Section 3.1(b) and in the Term Royalty Deed and without limiting Purchaser’s right to adjust the Purchase Price by operation of this Article 3, Seller makes no warranty or representation, express, implied, statutory or otherwise, with respect to Seller’s title to any of the Assets and Purchaser hereby acknowledges and agrees that Purchaser’s sole remedy for any defect of title, including any Title Defect, with respect to any of the Assets (i) before the Closing, shall be Purchaser’s right to adjust the Purchase Price to the extent provided in this Article 3 and (ii) after Closing, shall be pursuant to the special warranty of title referenced in Section 3.1(b) and in the Term Royalty Deed. The right of Purchaser to assert a Title Defect under this Agreement shall terminate as of the Defect Claim Date, provided there shall be no termination of Purchaser’s or Seller’s rights under Section 3.4 with respect to any bona fide Title Defect properly reported in a Title Defect Notice or bona fide Title Benefit properly reported in a Title Benefit Notice on or before the Defect Claim Date.

(b)	The conveyance to be delivered by Seller to Purchaser shall be substantially in the form of Exhibit D hereto (the “Conveyance”), which includes a special warranty of Defensible Title by, through and under Seller, but not otherwise, to the Properties shown on Exhibit A-1 or Schedule 1.2(e)(i), but shall otherwise be without warranty of title of any kind, express, implied or statutory or otherwise.

(c)	Purchaser shall not be entitled to protection under Seller’s special warranty of title in the Conveyance against any Title Defect reported under this Article 3 and/or any Title Defect disclosed to Purchaser prior to the Defect Claim Date.

(d)	Notwithstanding anything herein provided to the contrary, if a Title Defect under this Article 3 results from any matter which could also result in the breach of any representation or warranty of Seller set forth in Article 5, then Purchaser shall only be entitled to assert such matter (i) before Closing, as a Title Defect to the extent permitted by this Article 3, or (ii) after Closing, as a breach of Seller’s special warranty of title contained in the Conveyance to the extent permitted by this Section 3.1, and shall be precluded from also asserting such matter as the basis of the breach of any such representation or warranty.

Section 3.2 Definition of Defensible Title.

As used in this Agreement, the term “Defensible Title” means that record title of Seller with respect to the Wells shown in Exhibit A-1 that, except for and subject to Permitted Encumbrances:

(a)	entitles Seller to receive a share of the Hydrocarbons produced, saved and marketed from those formations in which such Well is currently completed and/or those depths or formations identified in Exhibit A-1 throughout the duration of the productive life of such Well (after satisfaction of all royalties, overriding royalties, net profits interests or other similar burdens on or measured by production of Hydrocarbons) (a “Net Revenue Interest”), of not less than the Net Revenue Interest shown in Exhibit A-1 for such Well, except (i) decreases in connection with those operations in which Seller may after the date of this Agreement be a non-consenting co-owner in compliance with Section 7.6, (ii) decreases resulting from the reversion of interests to co-owners relating to non-consent elections made after the date of this Agreement in compliance with Section 7.6, farmouts or other similar arrangements entered into after the date of this Agreement in compliance with Section 7.6, (iii) decreases resulting from the establishment or amendment after date of this Agreement of pools or units in compliance with Section 7.6, (iv) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, and (v) except as stated in such Exhibit A-1;

(b)	obligates Seller to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, not greater than the “working interest” shown in Exhibit A-1 for such Well, in each case relating to those formations in which such Well is currently completed and/or those depths or formations identified in Exhibit A-1 and without increase throughout the productive life of such Well, except (i) as stated in Exhibit A-1, (ii) increases resulting from contribution requirements with respect to non-consenting co-owners under applicable operating agreements and (iii) increases that are accompanied by at least a proportionate increase in Seller’s Net Revenue Interest; and

(c)	is free and clear of liens, encumbrances, obligations, security interests, pledges, defects in title or other similar defects.

As used in this Agreement, the term “Defensible Title” with respect to the Surface Fee Lands means that record title of Seller with respect to all of the surface estate therein that, except for and subject to Permitted Encumbrances, is free and clear of liens, encumbrances, obligations, security interests, pledges, defects in title or other similar defects.

Section 3.3 Definitions of Title Defect and Title Benefit.

As used in this Agreement, the term “Title Defect” means any lien, encumbrance, obligation (including contract obligation), security interest, pledge, defect in title or other similar defect that causes Seller not to have Defensible Title in and to the Wells shown in Exhibit A-1 or the Surface Fee Lands shown in Schedule 1.2(e)(i). As used in this Agreement, the term “Title Benefit” means any right, circumstance or condition that operates to increase the Net Revenue Interest of Seller in any Well shown in Exhibit A-1, without causing a greater than proportionate increase in Seller’s working interest above that shown in Exhibit A-1. Notwithstanding the foregoing, the following shall not be considered Title Defects:

1.	defects based solely on (i) lack of information in the Seller’s files or (ii) references to a document(s) if such document(s) is not in Seller’s files;

2.	defects in the chain of title prior to January 1, 1950;

3.	defects arising out of lack of corporate or other entity authorization if the signatory had apparent authority unless Purchaser provides affirmative evidence that the action was not authorized and has resulted in another party’s actual and superior claim of title to the relevant Property;

4.	defects based on failure to record Leases issued by the federal government, or any assignments of record title or operating rights in such Leases, in the real property, conveyance or other records of the county in which such Property is located;

5.	defects based on a gap in Seller’s chain of title in the county records as to the Leases, unless such gap is affirmatively shown to exist in such records by an abstract of title, title opinion or landman’s title chain which documents shall be included in a Title Defect Notice;

6.	defects that have been cured by applicable Laws of limitations or prescription;

7.	any delay in delivering an assignment earned under a farmout, participation or similar agreement unless Purchaser provides affirmative evidence that the farmor or other third party record title holder has refused to deliver such assignment;

8.	defects arising out of lack of survey, unless a survey is expressly required by applicable Laws; and

9.	defects in the chain of title consisting of the failure to recite marital status in a document or omissions of successions of heirship or estate proceedings prior to January 1, 1950, unless Purchaser provides affirmative evidence that such failure or omission has resulted in another Person’s superior claim of title to the relevant Asset.

Section 3.4 Definition of Permitted Encumbrances.

As used herein, the term “Permitted Encumbrances” means any or all of the following:

(a)	Royalties and any overriding royalties, reversionary interests and other burdens to the extent that the net cumulative effect of such burdens does not reduce Seller’s Net Revenue Interest below that shown in Exhibit A-1 or increase Seller’s working interest above that shown in Exhibit A-1 without a corresponding increase in the Net Revenue Interest;

(b)	All Leases, unit agreements, pooling agreements, operating agreements, Hydrocarbon production sales contracts, division orders and other contracts, agreements and instruments applicable to the Assets, to the extent that the net cumulative effect of such instruments does not reduce Seller’s Net Revenue Interest below that shown in Exhibit A-1 or increase Seller’s working interest above that shown in Exhibit A-1 without a corresponding increase in the Net Revenue Interest;

(c)	Preference Rights applicable to the Assets;

(d)	Required third party consents to assignments and similar transfer restrictions, including Required Consents and Customary Post-Closing Consents;

(e)	Liens for current Taxes or assessments not yet delinquent or, if delinquent, being contested in good faith by appropriate actions;

(f)	Materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s and other similar liens or charges arising in the ordinary course of business for amounts not yet delinquent (including any amounts being withheld as provided by Law), or if delinquent, being contested in good faith by appropriate actions;

(g)	Any lien or encumbrance created by a lessor, to the extent it is subordinate to the applicable Lease;

(h)	Rights of reassignment arising upon final intention to abandon or release all or any of the Assets;

(i)	Easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations to the extent that they do not individually reduce Seller’s Net Revenue Interest below that shown in Exhibit A-1 or increase Seller’s working interest above that shown in Exhibit A-1 without a corresponding increase in Net Revenue Interest or materially affect or interfere with the ownership, use, operation or value of the Assets subject thereto;

(j)	Calls on Hydrocarbon production under existing Contracts;

(k)	All rights reserved to or vested in any Governmental Body to control or regulate any of the Assets in any manner or to assess Tax with respect to the Assets and all obligations and duties under all applicable Laws, rules and orders of any such Governmental Body or under any franchise, grant, license or permit issued by any such Governmental Body;

(l)	Any encumbrance on or affecting the Assets that is discharged by Seller at or prior to Closing;

(m)	Any other liens, charges, encumbrances, defects or irregularities that do not, individually or in the aggregate, materially affect or interfere with the use, ownership, operation or value of the Assets subject thereto or affected thereby (as currently used, owned or operated), which would be accepted by a reasonably prudent purchaser engaged in the business of owning and operating oil and gas properties, and which do not reduce Seller’s Net Revenue Interest below that shown in Exhibit A-1, or increase Seller’s working interest above that shown in Exhibit A-1 without a corresponding increase in Net Revenue Interest;

(n)	Matters that would otherwise be considered Title Defects but that do not meet the Individual Title Deductible;

(o)	Imbalances associated with the Assets;

(p)	The terms and conditions of the Contracts set forth on Schedule 1.2(d) to the extent the same do not individually reduce Seller’s Net Revenue Interest below that shown in Exhibit A-1 or increase Seller’s working interest above that shown in Exhibit A-1 without a corresponding increase in Net Revenue Interest;

(q)	Any defects affecting any depths or formations other than those depths or formations from which the applicable Well is producing as of the Effective Date or those depths or formations identified on Exhibit A-1 for such Well; and

(r)	Any lack of pooling or communitization agreements and lack of approval of a spacing unit for (i) a Well that is otherwise subject to a production sharing or similar agreement or (ii) a Well in which one or more co-tenants is not participating and, in each case, the Seller is being paid the Net Revenue Interest set forth on Exhibit A-1.

Section 3.5 Notice of Title Defect Adjustments.

(a)	To assert a claim of a Title Defect, Purchaser must deliver claim notices to Seller (each a “Title Defect Notice”) no later than 5:00 p.m. Central Time on the Defect Claim Date; provided, however, that Purchaser will use reasonable efforts to give Seller, on or before 5:00 p.m. Central Time each Friday prior to the expiration of the Defect Claim Date, notice (which notice may be preliminary in nature and supplemented prior to the expiration of the Defect Claim Date and the failure to deliver any such preliminary notice shall not constitute a waiver of any Title Defect) of all Title Defects discovered by Purchaser during the preceding week. Each Title Defect Notice shall be in writing and shall include (i) a description of the alleged Title Defect(s), (ii) the Wells, the non-producing formations or depths identified in Exhibit A-1 for any such Wells (if applicable) or Surface Fee Lands affected by the Title Defect (each a “Title Defect Property”), (iii) the Allocated Value of each Title Defect Property, (iv) supporting documents reasonably necessary for Seller (as well as any title attorney or examiner hired by Seller) to verify the existence of the alleged Title Defect(s), and (v) the amount by which Purchaser reasonably believes the Allocated Value of each Title Defect Property is reduced by the alleged Title Defect(s) and the computations and information upon which Purchaser’s belief is based, including any analysis by any title attorney or examiner hired by Purchaser. Notwithstanding any other provision of this Agreement to the contrary, Purchaser shall be deemed to have waived its right to assert any Title Defects for which a Title Defect Notice has not been delivered on or before the Defect Claim Date. For purposes of this Agreement, the term “Allocated Value” means the portion of the Purchase Price that has been allocated to (A) a Well in Exhibit A-1, (B) the additional depths or formation identified in Exhibit A-1 with respect to a particular Well or (C) the Surface Fee Lands in Schedule 1.2(e)(i).

(b)	Seller shall have the right, but not the obligation, to deliver to Purchaser on or before the Defect Claim Date with respect to each Title Benefit a notice, if any (a “Title Benefit Notice”) including (i) a description of the Title Benefit, (ii) the Wells affected, (iii) the Allocated Values of the Wells subject to such Title Benefit, (iv) supporting documents reasonably necessary for Purchaser to verify the existence of the alleged Title Benefit, and (v) the amount by which the Seller reasonably believes the Allocated Value of those Wells is increased by the Title Benefit, and the computations and information upon which Seller’s belief is based. Seller shall be deemed to have waived its right to assert any Title Benefits for which a Title Benefit Notice has not been delivered on or before the Defect Claim Date.

(c)	Purchaser agrees that it will not compensate any third party consultants, attorneys or landmen used to review title to the Assets on a contingent or incentive payment basis based on the aggregate Title Defect Amounts asserted or adjustments to the Purchase Price.

(d)	Seller shall have the right, but not the obligation, to attempt, at its sole cost, to cure or remove prior to the Closing any Title Defects properly asserted prior to the Defect Claim Date (the “Asserted Title Defects”). Purchaser shall not be entitled to any remedies for Asserted Title Defects that Seller has cured prior to the Closing.

(e)	Remedies for Title Defects. With respect to Asserted Title Defects that have not been cured prior to the Closing and for which Seller and Purchaser agree upon (i) the validity of the Asserted Title Defect and (ii) the Title Defect Amount, then, subject to the Individual Title Deductible and the Aggregate Title Deductible, Seller may elect one of the following remedies, which will constitute the Purchaser’s sole and exclusive remedy for the Asserted Title Defect:

(i) reduce the Purchase Price by the Title Defect Amount;

(ii) indemnify Purchaser against all liability, loss, cost and expense resulting from such Asserted Title Defect pursuant to an indemnity agreement in form and substance reasonably acceptable to the Parties, provided that Seller may not elect this remedy without Purchaser’s consent, not to be unreasonably withheld; or

(iii) retain the entirety of the Title Defect Property that is subject to such Asserted Title Defect, together with all associated Assets, in which event the Purchase Price shall be reduced by an amount equal to the Allocated Value of such Title Defect Property.

(f)	Treatment of Title Benefits. With respect to each Well affected by a Title Benefit properly reported under Section 3.4(b), there shall be an offset to the Title Defect Amounts in an amount (the “Title Benefit Amount”) equal to the increase in the Allocated Value for such Well caused by such Title Benefit, as determined pursuant to Section 3.5(i).

(g)	Limitations. In no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller (i) for individual Asserted Title Defects that do not exceed $25,000.00 (“Individual Title Deductible”); and (ii) until the aggregate amount of the Title Defect Amounts for all such Asserted Title Defects that exceed the Individual Title Deductible, excluding any Asserted Title Defects cured by Seller, exceeds one percent (1%) of the Purchase Price (the “Aggregate Title Deductible”), after which point Purchaser shall be entitled to adjustments to the Purchase Price or other remedies elected by Seller only to the extent the sum of the Title Defect Amounts for such Asserted Title Defects exceeds the Aggregate Title Deductible. An individual claim for a Title Benefit shall only generate an offset to the Title Defect Amounts if the Title Benefit Amount exceeds $25,000.00.

(h)	The “Title Defect Amount” resulting from an Asserted Title Defect shall be the amount by which the Allocated Value of the Title Defect Property affected by such Title Defect is reduced as a result of the existence of such Title Defect and shall be determined in accordance with the following methodology, terms and conditions:

(i) if Purchaser and Seller agree on the Title Defect Amount, that amount shall be the Title Defect Amount;

(ii) if the Asserted Title Defect is a lien, encumbrance or other charge which is undisputed and liquidated in amount, then the Title Defect Amount shall be the amount necessary to be paid to remove the Asserted Title Defect from the Title Defect Property;

(iii) if the Asserted Title Defect represents a discrepancy between (A) the Net Revenue Interest for any Title Defect Property and (B) the Net Revenue Interest stated on Exhibit A-1, then the Title Defect Amount shall be the product of the Allocated Value of such Title Defect Property multiplied by a fraction, the numerator of which is the Net Revenue Interest decrease and the denominator of which is the Net Revenue Interest stated on Exhibit A-1; provided, however, that with respect to any discrepancy in a reversionary Net Revenue Interest, the Title Defect Amount shall be appropriately adjusted to reflect the likely economic effect of the Title Defect over the life of the Title Defect Property;

(iv) if the Asserted Title Defect represents an obligation, encumbrance, burden or charge upon or other defect in title to the Title Defect Property of a type not described in subsections (i), (ii) or (iii) above, the Title Defect Amount shall be determined by taking into account the Allocated Value of the Title Defect Property, the portion of the Title Defect Property affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the Title Defect Property, the values placed upon the Asserted Title Defect by Purchaser and Seller and such other factors as are necessary to make a proper evaluation; provided, however, that the foregoing considerations notwithstanding, in the event the Asserted Title Defect is reasonably susceptible of being cured without reliance on any third party consent or approval, the Title Defect Amount shall not be greater than the reasonable cost and expense of curing such Asserted Title Defect; and

(v) notwithstanding anything to the contrary in this Article 3, (A) the aggregate Title Defect Amounts attributable to the effects of all Asserted Title Defects upon any Title Defect Property shall not exceed the Allocated Value of the Title Defect Property, (B) the Title Defect Amount with respect to an Asserted Title Defect shall be determined without duplication of any costs or losses included in any other Title Defect Amount hereunder or of any amounts for which Purchaser otherwise receives credit in the calculation of the Adjusted Purchase Price and shall be calculated in a manner that is net to Seller’s interest in the applicable Title Defect Property and (C) with respect to a Title Defect Property that is the non-producing depths or formations identified in Exhibit A-1 for a particular Well, the Title Defect Amount for any Asserted Title Defect shall not exceed the Allocated Value set forth on Exhibit A-1 for such non-producing depths or formations.

(i)	The Title Benefit Amount for any Title Benefit shall be the product of the Allocated Value of the affected Well multiplied by a fraction, the numerator of which is the Net Revenue Interest increase and the denominator of which is the Net Revenue Interest stated on Exhibit A-1. Any offset adjustments to the Title Defect Amounts pursuant to Section 3.5(f) shall be made and accounted for at the time of the Closing unless the existence of the Title Benefit or calculation of the Title Benefit Amount is in dispute, in which case, any offset adjustments to the Title Defect Amounts resulting from such dispute shall be made and accounted for in the final calculation of the Adjusted Purchase Price pursuant to Section 9.4.

(j)	Seller and Purchaser shall attempt to agree on all Asserted Title Defects, Title Defect Amounts, Title Benefits and Title Benefit Amounts prior to the Closing. Any Asserted Title Defects, Title Defect Amounts, Title Benefits and Title Benefit Amounts that remain unresolved by the Closing and, with respect to Asserted Title Defects and Title Defect Amounts, for which Seller has not elected one of the remedies in Section 3.5(e) (“Disputed Title Matters”) shall be exclusively and finally resolved in accordance with the following provisions. Any Asset subject to a Disputed Title Matter shall be conveyed to the Purchaser at Closing without reduction to the Purchase Price, and any adjustments to the Purchase Price resulting from the expert determination shall be reflected in the final calculation of the Adjusted Purchase Price pursuant to Section 9.4. Any initiation of expert determination following the Closing shall only be in accordance with the following provisions.

(i) Purchaser shall provide to Seller by not later than fifteen (15) days following the Closing, a written description meeting the requirements of Section 3.5(a) or Section 3.5(b), as applicable, together with all supporting documentation, of each Disputed Title Matter. By not later than seven (7) Business Days after Seller’s receipt of Purchaser’s written description of the Disputed Title Matters, as applicable, Seller shall provide to Purchaser a written response setting forth Seller’s position with respect to the Disputed Title Matters, as applicable, together with all supporting documentation.

(ii) Within ten (10) Business Days following receipt of Seller’s response, Purchaser may initiate the expert determination procedures by delivering written notice to Seller identifying the Disputed Title Matters Purchaser wishes to have resolved by expert determination (the “Expert Determination Notice”). There shall be a single title expert (the “Title Expert”), who shall be a title attorney with at least twenty (20) years’ experience in oil and gas titles involving properties in the regional area in which the Properties are located, as selected by mutual agreement of Purchaser and Seller within five days after Purchaser initiates the expert determination procedures. Absent such agreement, the Parties shall request that the Houston office of the American Arbitration Association select a Title Expert who is a neutral title attorney with at least twenty (20) years’ experience in oil and gas titles involving properties in the regional area in which the Properties are located and that, neither such attorney nor his firm represents and has not within the previous two (2) years represented either Party.

(iii) Within three (3) Business Days following the selection of the applicable Title Expert, the Parties shall submit one copy to the applicable Title Expert of (i) a copy of this Article 3, the Allocated Values of the affected Assets and a copy of the defined terms used in this Article 3, but no other provisions of this Agreement, (ii) Purchaser’s written description of the Disputed Title Matters, together with the supporting documents that were provided to Seller, (iii) Seller’s written response to Purchaser’s written description of the Disputed Title Matters, together with the supporting documents that were provided to Purchaser and (iv) the applicable Expert Determination Notice. The Title Expert shall resolve the Disputed Title Matters based only on the foregoing submissions and any additional information requested by the Title Expert. Neither Purchaser nor Seller shall have the right to submit additional documentation to the applicable Title Expert unless requested by the Title Expert nor to demand discovery on the other Party.

(iv) The Title Expert, once appointed, shall have no ex parte communications with any Party concerning the determination required hereunder. All communications between any Party and the Title Expert shall be conducted in writing, with copies sent simultaneously to the other Party in the same manner, or at a meeting in Houston, Texas, to which the representatives of both Parties have been invited and of which such Parties have been provided at least five days’ notice.

(v) In making its findings, the Title Expert shall be bound by and shall resolve any dispute in accordance with the substantive law of the State of Texas, except that the Title Expert shall not be bound by rules of evidence and may consider any documentation it determines is relevant and credible. Additionally, the Title Expert may consult with and engage disinterested third parties to advise the Title Expert, including petroleum engineers.

(vi) The Title Expert’s determination shall be made within fifteen (15) Business Days after submission of the matters in dispute and shall be final and binding upon both Parties, without right of appeal. The written finding of the Title Expert will set forth the Title Expert’s finding as to whether the subject Title Defect exists or has been cured and the resulting Title Defect Amount, or the existence of the asserted Title Benefit and corresponding Title Benefit Amount, including the Title Expert’s rationale for the award. With respect to a Title Defect Amount (or Title Benefit Amount), the Title Expert shall be limited to awarding only the final Title Defect Amount (or Title Benefit Amount) proposed by a Party in its submissions provided pursuant to Section 3.5(j)(i). The Title Expert shall make a separate and independent determination with respect to each Title Defect (or Title Benefit) submitted and shall provide a detailed written finding supporting such determination.

(vii) The Title Expert shall act as an expert, and not as an arbitrator, for the limited purpose of determining the specific Disputed Title Matters submitted by the Parties and may not award damages, interest or penalties to either Party with respect to any matter. The Parties intend that the procedures set forth in this Section 3.5(j) shall not constitute or be handled as arbitration proceedings under the Federal Arbitration Act or any applicable state arbitration act, and that the provisions of this Section 3.5(j) shall be specifically enforceable. Seller and Purchaser shall each bear its own legal fees and other costs of presenting its case. Each Party shall bear one-half of the costs and expenses of the Title Expert, including any costs incurred by the Title Expert that are attributable to such third party consultation. The Title Expert’s decision shall be reflected in the final calculation of the Adjusted Purchase Price pursuant to Section 9.4.

Section 3.6 Casualty or Condemnation Loss.

(a)	Purchaser shall assume all risk of loss with respect to, and any change in the condition of the Assets from the Effective Time until Closing for production of Hydrocarbons through normal depletion (including the watering out of any Well, collapsed casing or sand infiltration of any Well) and the depreciation of personal property due to ordinary wear and tear.

(b)	Subject to the provisions of Section 8.1(f) and Section 8.2(f) hereof, if, after the date of this Agreement but prior to the Closing Date, any portion of the Assets is affected by Casualty Losses or is taken in condemnation or under right of eminent domain, and the loss as a result of such all such Casualty Losses or takings exceeds ten percent (10%) of the Purchase Price, in the aggregate, then Seller shall elect by written notice to Purchaser prior to Closing either (i) to cause the Assets affected by any Casualty Loss or taking to be repaired or restored to at least its condition prior to such Casualty Loss, at Seller’s sole cost, as promptly as reasonably practicable (which work may extend after the Closing Date), (ii) indemnify Purchaser against all liability, loss, cost and expense incurred by Purchaser to remedy the Casualty Loss pursuant to an indemnity agreement in form and substance reasonably acceptable to the Parties, provided that Seller may not elect this remedy unless Purchaser has agreed to accept such indemnity agreement or (iii) to treat such Casualty Loss or taking as a Title Defect with respect to the affected Property or Properties under Section 3.5. In each case, Seller shall retain all rights to insurance and other claims against third parties with respect to the Casualty Loss or taking except to the extent the Parties otherwise agree in writing.

(c)	If, after the date of this Agreement but prior to the Closing Date, any portion of the Assets is affected by Casualty Losses or is taken in condemnation or under right of eminent domain, and the loss as a result of such all such Casualty Losses or takings is less than or equal to ten percent (10%) of the Purchase Price, in the aggregate, Purchaser shall nevertheless be required to close and Seller shall, at Closing, pay to Purchaser all sums paid to Seller by third parties by reason of such Casualty Loss or taking and shall assign, transfer and set over to Purchaser or subrogate Purchaser to all of Seller’s right, title and interest (if any) in insurance claims, unpaid awards, and other rights against third parties (other than Affiliates of Seller and its and their directors, officers, employees and agents) arising out of the casualty or taking.

Section 3.7 Customary Post-Closing Consents Respecting Assets.

(a)	Federal and State Approvals. Purchaser, within thirty (30) days after Closing, shall file for approval with the applicable Governmental Bodies all assignment documents and other state and federal transfer documents required to effectuate the transfer of the Assets. Purchaser further agrees promptly after Closing to take all other actions reasonably required of it by Governmental Bodies having jurisdiction to obtain all requisite regulatory approvals with respect to this transaction, and to use its reasonable commercial efforts to obtain the approval by such Governmental Bodies, as applicable, of Seller’s assignment documents requiring approval from such Governmental Body in order for Purchaser to be recognized by such Governmental Body as the owner of the Assets. Purchaser shall provide Seller with the resignation and designation of operator instruments, and approved copies of the assignment documents and other state and federal transfer documents, as soon as they are available.

(b)	Title Pending Governmental Approvals. Until all of the approvals of Governmental Bodies provided for in Section 3.7(a) have been obtained, the following shall occur with respect to the affected portion of the Assets:

(i) Seller shall continue to hold record title to the affected Leases and other affected portion of the Assets as nominee for Purchaser;

(ii) Purchaser shall be responsible for all Assumed Obligations with respect to the affected Leases and other affected portion of the Assets as if Purchaser was the record owner of such Leases and other portion of the Assets as of the Effective Time; and

(iii) Seller shall act as Purchaser’s nominee but shall be authorized to act only upon and in accordance with Purchaser’s instructions, and Seller shall have no authority, responsibility or discretion to perform any tasks or functions with respect to the affected Leases and other affected portion of the Assets other than those which are purely administrative or ministerial in nature, unless otherwise specifically requested and authorized by Purchaser in writing.

(c)	Denial of Required Governmental Approvals. If the Governmental Body fails to provide approval within twenty-four (24) months after the Closing, Seller may continue to hold record title to the affected Leases and other affected Assets as Purchaser’s nominee or at Seller’s option it may terminate this Agreement and all its obligations hereunder as to the affected Leases and other affected portion of the Assets by giving sixty (60) days written notice to Purchaser. Upon such termination: (i) this Agreement shall be null and void and terminated as to the affected Leases and other affected portion of the Assets, (ii) Purchaser shall immediately reassign and return to Seller the assignment documents and any and all other documents, materials and data previously delivered to Purchaser with respect to the affected Leases and other affected portion of the Assets and deliver such Assets to Seller free and clear of all burdens, liens or encumbrances created by, though or under Purchaser, and (iii) Seller shall pay to Purchaser the Allocated Value of the affected Property, without interest, less the proceeds of Hydrocarbon production received by Purchaser (which shall be retained by Purchaser as its sole property) net of all expenses, costs, capital expenditures, overhead, royalties, and costs of operations (including plugging and abandonment expenses but excluding mortgage interest and any burdens, liens, or encumbrances created by Purchaser) attributable to the affected Leases or other affected portion of the Assets from the Effective Time forward.

ARTICLE 4

ENVIRONMENTAL MATTERS

Section 4.1 Assessment.

Prior to the Defect Claim Date, upon prior written notice to Seller, Purchaser shall have the right to conduct a Phase I Environmental Site Assessment of all or any portion of the Properties (the “Assessment”), which shall be conducted by TRC Companies, Inc. The Assessment shall be conducted at the sole cost and expense of Purchaser, and shall be subject to the indemnity provisions of Section 4.3 and Section 11.4(b)(v). Purchaser may not operate equipment or conduct any sampling, boring, drilling or other invasive investigative activity with respect to the Properties (“Invasive Activity”) without the prior written consent of Seller, which consent may be withheld in Seller’s sole discretion. If Purchaser wishes to conduct an Invasive Activity, Purchaser shall furnish for Seller’s review and approval (which may be withheld in Seller’s sole discretion) a proposed scope of such Invasive Activity, including a description of the activities to be conducted and a description of the approximate locations of such activities. Seller shall have the right to be present during any Assessment of the Properties and shall have the right, at its option and expense, to split samples with Purchaser, if applicable. The access granted to Purchaser under this Section 4.1 shall be limited to Seller’s or applicable third party operator’s normal business hours or as otherwise agreed in advance, and Purchaser’s investigation shall be conducted in a manner that minimizes interference with the operation of the Assets. Purchaser shall abide by Seller’s, and any third party operator’s, safety rules, regulations, and operating policies (including the execution and delivery of any documentation or paperwork, e.g., confidentiality agreements or liability releases, required by third party operators with respect to Purchaser’s access to any of the Assets) while conducting its due diligence evaluation of the Assets. After completing any Assessment of the Properties, Purchaser shall, at its sole cost and expense, restore the Properties to their condition prior to the commencement of such Assessment, unless Seller requests otherwise, and if Seller permits Purchaser to conduct an Invasive Activity, shall promptly dispose of all drill cuttings, corings, or other investigative-derived wastes generated in the course of such Invasive Activity. Purchaser shall maintain, and shall cause its officers, employees, representatives, consultants and advisors to maintain, all information obtained by Purchaser pursuant to any Assessment or other environmental due diligence activity (the “Environmental Information”) as strictly confidential in perpetuity, unless disclosure of any facts discovered through such Assessment is required, on the advice of counsel, under any Environmental Laws, other Laws, or to comply with any subpoena, court or administrative order, or, following the Closing, any contractual or legal obligation of Purchaser. If requested in writing by Seller prior to Closing, Purchaser shall provide Seller with a copy of the final draft of all environmental reports prepared by, or on behalf of, Purchaser with respect to any Assessment or permitted Invasive Activity conducted on the Properties. In the event that any necessary disclosures under applicable Environmental Laws are required, upon the advice of counsel, with respect to matters discovered by any Assessment conducted by, for or on behalf of Purchaser, Purchaser agrees that Seller shall be the responsible party for disclosing such matters to the appropriate Governmental Bodies.

Section 4.2 Environmental Defects.

(a)	To assert a claim of an Environmental Defect, Purchaser must deliver claim notices to Seller (each an “Environmental Defect Notice”) no later than 5:00 p.m. Central Time on the Defect Claim Date; provided, however, that Purchaser will use reasonable efforts to give Seller, on or before 5:00 p.m. Central Time each Friday prior to the expiration of the Defect Claim Date, notice (which notice may be preliminary in nature and supplemented prior to the expiration of the Defect Claim Date and the failure to deliver any such preliminary notice shall not constitute a waiver of any Environmental Defect) of all Environmental Defects discovered by Purchaser during the preceding week to give Seller an opportunity to commence reviewing possible Environmental Defects. Each Environmental Defect Notice shall be in writing and shall include: (i) a description of the alleged Environmental Defect(s) and, if applicable, the Environmental Law violated or compelling Remediation; (ii) the Wells or Surface Fee Lands affected by the Environmental Defect (each an “Environmental Defect Property”), (iii) the Allocated Value of each Environmental Defect Property as set forth on Exhibit A-1 or Schedule 1.2(e)(i), (iv) supporting documents reasonably necessary for Seller, as well as any environmental consultant or attorney hired by Seller, to verify the existence of the alleged Environmental Defect and (v) Purchaser’s good faith, non-binding estimate of the reasonable costs necessary to correct or Remediate each Environmental Defect (the “Purchaser Environmental Defect Estimate”), including the method, analysis and information Purchaser, or any environmental consultant or attorney hired by Purchaser, used in calculating such the Purchaser Environmental Defect Estimate. For any Environmental Defect relating to the presence or release of Hazardous Materials, Purchaser shall calculate its Purchaser Environmental Defect Estimate of potential Remediation costs consistent with the Lowest Cost Response where the extent of the release or presence is reasonably determinable from the Environmental Information. Notwithstanding any other provision of this Agreement to the contrary, Purchaser shall be deemed to have waived its right to assert any Environmental Defects for which an Environmental Defect Notice has not been delivered on or before the Defect Claim Date. For the avoidance of doubt, Purchaser may not assert any Environmental Defect relating to the Disclosed Environmental Conditions.

(b)	Seller shall have the right, but not the obligation, to attempt, at its sole cost, to cure or remove, consistent with applicable Environmental Laws, any Environmental Defects properly asserted prior to or on the Defect Claim Date (the “Asserted Environmental Defects”), which work may extend after the Closing Date for a period of 180 days so long as such work is commenced within 60 days following the Closing and is diligently prosecuted by Seller thereafter. Purchaser shall not be entitled to any remedies for Asserted Environmental Defects that Seller has cured to Purchaser’s reasonable satisfaction consistent with applicable Environmental Laws.

(c)	If Seller agrees with the Purchaser Environmental Defect Estimate for any Asserted Environmental Defect, then the “Environmental Defect Amount” resulting from such Asserted Environmental Defect shall be the Purchaser Environmental Defect Estimate for such Asserted Environmental Defect. If Seller does not agree with the Purchaser Environmental Defect Estimate for any Asserted Environmental Defect, then the “Environmental Defect Amount” resulting from such Asserted Environmental Defect shall be the reasonable costs necessary to correct or Remediate such Asserted Environmental Defect as determined in accordance with Section 4.2(f) and/or Section 4.2(g).

(d)	With respect to Asserted Environmental Defects that Seller has not elected to cure and for which Seller and Purchaser agree upon the validity of the Asserted Environmental Defect and the Environmental Defect Amount, then, subject to the Individual Environmental Deductible and the Aggregate Environmental Deductible, Seller may elect one of the following remedies, which will constitute Purchaser’s sole and exclusive remedy for the Asserted Environmental Defect:

(i) reduce the Purchase Price by the Environmental Defect Amount, and Purchaser shall thereafter assume all responsibility (including any Environmental Liability) related to such Environmental Defect;

(ii) indemnify Purchaser against any Environmental Liability asserted against or incurred by Purchaser resulting from such Asserted Environmental Defect pursuant to an indemnity agreement in form and substance reasonably acceptable to the Parties, provided that Seller may not elect this remedy without Purchaser’s consent, not to be unreasonably withheld; or

(iii) retain the entirety of the Environmental Defect Property that is subject to such Asserted Environmental Defect, together with all associated Assets, in which event the Purchase Price shall be reduced by an amount equal to the Allocated Value of such Environmental Defect Property.

(e)	In no event shall there be any adjustments to the Purchase Price or other remedies provided by Seller (i) for individual Asserted Environmental Defects that do not exceed $25,000.00 (“Individual Environmental Deductible”) and (ii) until the aggregate amount of the Environmental Defect Amounts for all such Asserted Environmental Defects that exceed the Individual Environmental Deductible, excluding any Asserted Environmental Defects cured by Seller, exceeds one percent (1%) of the Purchase Price (the “Aggregate Environmental Deductible”), after which point Purchaser shall be entitled to adjustments to the Purchase Price or other remedies elected by Seller only to the extent the sum of the Environmental Defect Amounts for such Asserted Environmental Defects exceeds the Aggregate Environmental Deductible. Notwithstanding anything contained herein to the contrary, in the event the Environmental Defect Amount with respect to any Environmental Defect Property exceeds the Allocated Value of such Environmental Defect Property, then Purchaser shall have the right to exclude such Environmental Defect Property from this Agreement in which case the Purchase Price shall be reduced at Closing by the Allocated Value of such Environmental Defect Property affected by such Environmental Defect.

(f)	Seller and Purchaser shall in good faith attempt to agree on the validity of Asserted Environmental Defects and, for Asserted Environmental Defects for which Seller does not agree with the Purchaser Environmental Defect Estimate, the Environmental Defect Amount, if any, of the Asserted Environmental Defects using the following criteria:

(i) In the case of Environmental Defects relating to the presence or release of Hazardous Materials and where reasonably determinable from the available Purchaser Environmental Information, the Environmental Defect Amount shall be based upon the Lowest Cost Response to Remediate such Environmental Defect or otherwise cause the applicable Environmental Defect Properties to comply with Environmental Law or the applicable Lease or Contract in either case discounting at eight percent (8%) per annum all expenditures reasonably necessary more than one (1) year after the Closing. Where the Lowest Cost Response is not reasonably determinable from available Purchaser’s Environmental Information, the Environmental Defect Amount shall be a commercially reasonable estimate of expected costs for Seller to Remediate such Environmental Defect or otherwise cause the applicable Environmental Defect Properties to comply with Environmental Law or the applicable Lease or Contract.

(ii) It is the intent of the Parties that any adjustment made pursuant to this Agreement with respect to each Environmental Defect shall be made only once and without duplication of any costs or losses included in another asserted Environmental Defect.

(iii) The Parties acknowledge that the Environmental Defect Amount may exceed the Allocated Value of the Environmental Defect Property.

(g)	Any Asserted Environmental Defects and Environmental Defect Amounts that remain unresolved by the Closing and for which Seller has not elected one of the remedies in Section 4.2(d) (“Disputed Environmental Matters”) shall be exclusively and finally resolved in accordance with the following provisions. Any Asset subject to a Disputed Environmental Matter shall be conveyed to the Purchaser at Closing without reduction to the Purchase Price, and any adjustments to the Purchase Price resulting from the expert determination shall be reflected in the final calculation of the Adjusted Purchase Price pursuant to Section 9.4. Any initiation of expert determination following the Closing shall only be in accordance with the following provisions:

(i) Following the Closing, Purchaser may conduct such further investigation of the Properties affected by such Disputed Environmental Matters as Purchaser deems reasonably necessary to assess the existence of or to better evaluate, as applicable, such Disputed Environmental Matter, including, in the case of Environmental Defects relating to the presence or release of Hazardous Materials, the Lowest Cost Response, which information shall be timely shared with Seller. Purchaser will promptly give notice to Seller of its intent to conduct further investigation of the Properties in accordance with this Section 4.2(g)(i) and a description of which Disputed Environmental Matters are the subject of such investigation.

(ii) Purchaser shall provide to Seller by not later than fifteen (15) days following the later of completion of any such further investigations by Purchaser in accordance with Section 4.2(g)(i) and the Closing, a written description meeting the requirements of Section 4.2(a), together with all supporting documentation, of each Disputed Environmental Matter. By not later than seven (7) Business Days after Seller’s receipt of Purchaser’s written description of the Disputed Environmental Matters, Seller shall provide to Purchaser a written response setting forth Seller’s position with respect to the Disputed Environmental Matters, together with all supporting documentation;

(iii) Within ten (10) Business Days following receipt of Seller’s response, Purchaser may initiate the expert determination procedures by delivering written notice to Seller an Expert Determination Notice identifying the Disputed Environmental Matters Purchaser wishes to have resolved by expert determination. There shall be a single environmental expert (the “Environmental Expert”), who shall be an environmental consultant with at least twenty (20) years’ experience in environmental corrective action of oil and gas properties in the regional area in which the Properties are located, as selected by mutual agreement of Purchaser and Seller within five (5) days after the Purchaser initiates the expert determination procedures. Absent such agreement, the Parties shall request that the Houston office of the American Arbitration Association select the Environmental Expert who is an environmental consultant with at least twenty (20) years’ experience in environmental corrective action of oil and gas properties in the regional area in which the Properties are located and so long as neither such consultant nor his firm is engaged, and has not within the previous two (2) years been engaged, by either Party.

(iv) Within three (3) Business Days following the selection of the applicable Environmental Expert, the Parties shall submit one copy to the applicable Environmental Expert of (i) a copy of this Article 4, the Allocated Values of the affected Assets and a copy of the defined terms used in this Article 4, but no other provisions of this Agreement, (ii) Purchaser’s written description of the Disputed Environmental Matters, together with the supporting documents that were provided to Seller, (iii) Seller’s written response to Purchaser’s written description of the Disputed Environmental Matters, together with the supporting documents that were provided to Purchaser and (iv) the applicable Expert Determination Notice. The Environmental Expert shall resolve the Disputed Environmental Matters based only on the foregoing submissions and any additional information requested by the Environmental Expert. Neither Purchaser nor Seller shall have the right to submit additional documentation to the applicable Environmental Expert unless requested by the Environmental Expert nor to demand discovery on the other Party.

(v) The Environmental Expert, once appointed, shall have no ex parte communications with any Party concerning the determination required hereunder. All communications between any Party and the Environmental Expert shall be conducted in writing, with copies sent simultaneously to the other Party in the same manner, or at a meeting in Houston, Texas, to which the representatives of both Parties have been invited and of which such Parties have been provided at least five (5) days’ notice.

(vi) In making its findings, the Environmental Expert shall be bound by and shall resolve any dispute in accordance with the substantive law of the State of Texas, except that the Environmental Expert shall not be bound by rules of evidence and may consider any documentation it determines is relevant and credible. Additionally, the Environmental Expert may consult with and engage disinterested third parties to advise the Environmental Expert.

(vii) The Environmental Expert’s determination shall be made within fifteen (15) Business Days after submission of the matters in dispute and shall be final and binding upon both Parties, without right of appeal. The written finding of the Environmental Expert will set forth the Environmental Expert’s finding as to whether the Asserted Environmental Defect exists or has been cured and the resulting Environmental Defect Amount, including the Environmental Expert’s rationale for the award. With respect to an Environmental Defect Amount, the Environmental Expert shall be limited to awarding only the final Environmental Defect Amount proposed by a Party in its submissions provided to the Environmental Expert pursuant to Section 4.2(g)(iv). The Environmental Expert shall make a separate and independent determination with respect to each Environmental Defect submitted and shall provide a detailed written finding supporting such determination.

(viii) The Environmental Expert shall act as an expert, and not as an arbitrator, for the limited purpose of determining the specific Disputed Environmental Matters submitted by the Parties and may not award damages, interest or penalties to either Party with respect to any matter. The Parties intend that the procedures set forth in this Section 4.2(g) shall not constitute or be handled as arbitration proceedings under the Federal Arbitration Act or any applicable state arbitration act, and that the provisions of this Section 4.2(g) shall be specifically enforceable. Seller and Purchaser shall each bear its own legal fees and other costs of presenting its case. Each Party shall bear one-half of the costs and expenses of the Environmental Expert, including any costs incurred by the Environmental Expert that are attributable to third party consultation. The Environmental Expert’s decision shall be reflected in the final calculation of the Adjusted Purchase Price pursuant to Section 9.4.

Section 4.3 NORM, Wastes and Other Substances.

Purchaser acknowledges that the Assets have been used for exploration, development, and production of Hydrocarbons and that there may be petroleum, produced water, wastes, or other substances or materials located in, on or under the Properties or associated with the Assets. Equipment and sites included in the Assets may contain asbestos, hazardous substances, or NORM. NORM may affix or attach itself to the inside of wells, materials, and equipment as scale, or in other forms. The wells, materials, and equipment located on the Properties or included in the Assets may contain NORM and other wastes or hazardous substances. NORM containing material and/or other wastes or hazardous substances may have come in contact with various environmental media, including water, soils or sediment. Special procedures may be required for the assessment, remediation, removal, transportation, or disposal of environmental media, wastes, asbestos, hazardous substances, and NORM from the Assets.

Section 4.4 Inspection Indemnity.

PURCHASER HEREBY AGREES TO DEFEND, INDEMNIFY, RELEASE, PROTECT, SAVE AND HOLD HARMLESS THE SELLER INDEMNITEES, SELLER’S VENTURERS, IF ANY, AND ITS AND THEIR INVITEES AND INSURERS AND CONTRACTORS, AND ANY THIRD PARTY OPERATORS FROM AND AGAINST ANY AND ALL LOSSES AND CLAIMS ARISING OUT OF OR RELATING TO ANY DUE DILIGENCE ACTIVITY CONDUCTED BY PURCHASER OR ITS AGENTS ON THE PROPERTIES, WHETHER BEFORE OR AFTER THE EXECUTION OF THIS AGREEMENT, INCLUDING ANY LOSSES RESULTING, IN WHOLE OR IN PART, FROM THE SOLE, ACTIVE, PASSIVE, GROSS, CONCURRENT OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW BY THE SELLER INDEMNITEES OR THIRD PARTY OPERATORS.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLER

Section 5.1 Generally.

(a)	Any representation or warranty qualified “to the knowledge of Seller” or “to Seller’s knowledge” or with any similar knowledge qualification is limited to matters within the actual knowledge of the Persons identified on Schedule 5.1(a). “Actual knowledge” for purposes of this Agreement means information actually personally known by each such Person after reasonable inquiry of those employees of Seller reporting directly to such Person and who would reasonably be expected to have actual knowledge of the fact, event or circumstance in question.

(b)	Inclusion of a matter on a Schedule to a representation or warranty which addresses matters that are material or matters having a Material Adverse Effect shall not be deemed an indication that such matter is, or may be, material or does, or may, have a Material Adverse Effect. Likewise, the inclusion of a matter on a Schedule in relation to a representation or warranty shall not be deemed an indication that such matter necessarily would, or may, breach such representation or warranty absent its inclusion on such Schedule. Matters may be disclosed on a Schedule to this Agreement for purposes of information only.

(c)	Subject to the foregoing provisions of this Section 5.1, the disclaimers and waivers contained in Sections 11.8 and 11.9 and the other terms and conditions of this Agreement, Seller represents and warrants to Purchaser the matters set out in Sections 5.2 through Section 5.21.

Section 5.2 Existence and Qualification.

Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified to do business as a foreign limited liability company in the State of Texas.

Section 5.3 Power.

Seller has the limited liability company power to enter into and perform this Agreement and each other agreement, document or instrument executed or to be executed by Seller pursuant to this Agreement and consummate the transactions contemplated by this Agreement and such agreements, documents or instruments.

Section 5.4 Authorization and Enforceability.

The execution, delivery and performance of this Agreement and each other agreement, instrument, or document executed or to be executed by Seller in connection with the transactions contemplated hereby, and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary limited liability company action on the part of Seller. This Agreement has been duly executed and delivered by Seller (and all documents required hereunder to be executed and delivered by Seller at Closing will be duly executed and delivered by Seller) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Seller, enforceable against Seller in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 5.5 No Conflicts.

Except for Customary Post-Closing Consents and the Preference Rights and Required Consents set forth in Schedule 5.13, the execution, delivery and performance of this Agreement by Seller, and the transactions contemplated by this Agreement will not (a) violate any provision of the certificate of formation or company agreement of Seller, (b) result in default (with due notice or lapse of time or both) or the creation of any lien or encumbrance (other than a Permitted Encumbrance) or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license or agreement to which Seller is a party and which affect the Assets, (c) violate any judgment, order, ruling, or decree applicable to Seller as a party in interest and which affects the Assets, (d) violate any Laws applicable to any of the Assets, except for any matters described in clauses (b), (c) or (d) above which would not reasonably be expected to have a Material Adverse Effect.

Section 5.6 Liability for Brokers’ Fees.

Purchaser does not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Seller, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

Section 5.7 Litigation.

Except as set forth in Schedule 5.7, no investigation, proceeding, action, suit, or other legal proceeding of any kind or nature before any Governmental Body or arbitrator (including any take-or-pay claims) to which Seller is a party is pending and, to Seller’s knowledge, no Person has threatened in writing to commence any such investigation, proceeding, action, suit, or other legal proceeding that would reasonably be expected to be material to Seller or the Assets.

Section 5.8 Taxes and Assessments.

With respect to all Taxes related to the Assets, (a) all reports, returns, statements (including estimated reports, returns or statements), and other similar filings (the “Tax Returns”) relating to the Assets required to be filed by Seller with respect to such Taxes have been timely filed with the appropriate Governmental Body in all jurisdictions in which such Tax Returns are required to be filed; and (b) such Tax Returns are true and correct in all material respects, and (c) all Taxes reported on such Tax Returns have been paid, except those being contested in good faith.

With respect to all Taxes related to the Assets, except as set forth on Schedule 5.8, (i) there is not currently in effect any extension or waiver of any statute of limitations of any jurisdiction regarding the assessment or collection of any such Tax; (ii) there are no administrative proceedings or lawsuits pending against the Assets or Seller by any taxing authority; and (iii) there are no Tax liens on any of the Assets except for liens for Taxes not yet due or that may be paid without penalty or interest. Notwithstanding anything to the contrary contained herein, none of the representations or warranties contained elsewhere in Article 4 or Article 5 shall relate to Tax matters, where are instead the subject of this Section 5.8 exclusively.

Section 5.9 Compliance with Laws.

Except as disclosed on Schedule 5.9: (a) the Assets are, and the operation of the Assets is, in compliance with the provisions and requirements of all Laws of all Governmental Bodies having jurisdiction with respect to the Assets, or the ownership, operation, development, maintenance, or use of any thereof, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect and (b) Seller has not received any written notice from or entered into any arrangement with any Governmental Body relating to any claimed violation of or noncompliance with, any Law with respect to the Assets that remains unresolved or requires continued action. Notwithstanding the foregoing, Seller makes no representation or warranty, express or implied, under this Section relating to any Environmental Liabilities or Environmental Law.

Section 5.10 Contracts.

(a)	To Seller’s knowledge, Schedule 5.10(a) sets forth all of the following Contracts (the “Material Contracts”): (i) any Contract with any Affiliate of Seller; (ii) any Contract for the sale, exchange, or other disposition of Hydrocarbons produced from or attributable to Seller’s interest in the Assets that is not cancelable without penalty or other material payment on not more than thirty (30) days’ prior written notice; (iii) any tax partnership agreement of or binding upon Seller affecting any of the Assets; (iv) any Contract that constitutes an area of mutual interest agreement, farmout agreement, joint development agreement or any other agreement that purports to restrict, limit or prohibit the manner in which, or the locations in which, Seller conducts the business relating to the Properties that will be binding on the Assets or Purchaser after the Closing; and (v) any Contract that can be reasonably expected to result in aggregate payments or receipts of revenue by Seller of more than $500,000 during the current or any subsequent year (but, in each case, specifically excluding customary joint operating agreements).

(b)	Except as disclosed on Schedule 5.10(b), each Material Contract set forth (or required to be set forth) in Schedule 5.10(a), each joint operating agreement to which Seller’s interest in the Assets is subject, and each AESC Contract is a legal, valid and binding obligation against Seller and, to the knowledge of Seller, each other party thereto, is enforceable in accordance with its terms against Seller, and to the knowledge of Seller, each other party thereto and is in full force and effect, subject to any bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Laws, now or hereafter in effect, relating to or limiting creditors’ rights generally and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law). Neither Seller nor, to the knowledge of Seller, any other party thereto, is in default under any Material Contract, joint operating agreement to which Seller’s interest in the Assets is subject, or any AESC Contract and no event, occurrence, condition or act has occurred that, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by Seller or, to the knowledge of Seller, any other party thereto, that in each case would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

Section 5.11 Payments for Hydrocarbon Production.

Except as set forth on Schedule 5.11, to the knowledge of Seller, Seller is not obligated under any Contract for the sale of gas from the Assets containing a take-or-pay, advance payment, prepayment, or similar provision, or under any gathering, transmission, or any other contract or agreement with respect to any of the Assets to gather, deliver, process, or transport any gas without then or thereafter receiving full payment therefor. Except as set forth on Schedule 5.11, there are no calls on production with respect to the Assets.

Section 5.12 Governmental Authorizations.

Except as disclosed on Schedule 5.12, Seller has obtained and is maintaining all licenses, permits, franchises, orders, exemptions, variances, waivers, authorizations, certificates, consents, rights, privileges and applications therefor (the “Governmental Authorizations”) that are presently necessary or required for the ownership and operation of the Seller Operated Assets as currently owned and operated, the loss of which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the knowledge of Seller, except as disclosed in Schedule 5.7, Schedule 5.9 or Schedule 5.12, Seller has not received any written notices of violation that might reasonably be expected to result in any modification, revocation, termination or suspension of any such Governmental Authorizations.

Section 5.13 Preference Rights and Required Consents.

To Seller’s knowledge, none of the Assets, or any portion thereof, is subject to any Preference Right or Required Consent which may be applicable to the transactions contemplated by this Agreement, except for those set forth on Schedule 5.13.

Section 5.14 Payout Balances.

To Seller’s knowledge, Schedule 5.14 contains a complete and accurate list of the status of any “payout” balance, as of the Effective Time, for the Wells listed on Exhibit A-1 subject to a reversion or other adjustment at some level of cost recovery or payout (or passage of time or other event other than termination of a Lease by its terms).

Section 5.15 Outstanding Capital Commitments.

As of the date hereof, there are no outstanding AFEs or other commitments to make capital expenditures which are binding on the Assets and which Seller reasonably anticipates will individually require expenditures by the owner of the Assets after the Closing Date in excess of $200,000, net to Seller’s interest, other than those AFEs listed on Schedule 5.15.

Section 5.16 Imbalances.

To Seller’s knowledge, Schedule 5.16 accurately sets forth in all material respects all Imbalances arising with respect to the Assets as of January 31 2015, with respect to Assets that are not operated by Seller and as of March 31, 2015, with respect to Seller Operated Assets.

Section 5.17 Condemnation.

Except as set forth on Schedule 5.17, there is no actual or, to Seller’s knowledge, threatened taking (whether permanent, temporary, whole or partial) of any part of the Properties by reason of condemnation or the threat of condemnation.

Section 5.18 Bankruptcy.

There are no bankruptcy, reorganization, or similar arrangement proceedings pending, being contemplated by or, to Seller’s knowledge, threatened against Seller or any Affiliate of Seller.

Section 5.19 PUHCA/NGA.

Seller is not a “holding company,” or a “subsidiary company” of a “holding company,” or an “affiliate” of a “holding company,” or an “affiliate” of a “subsidiary” of a “holding company,” or a “public-utility company” within the meaning of the Public Utility Holding Company Act of 1935, as amended. Seller is not an interstate pipeline company within the meaning of the Natural Gas Act of 1938.

Section 5.20 Unplugged Wells.

Except for wells listed in Schedule 5.20, there are no dry holes, or shut-in or otherwise inactive wells, located on the Leases or on lands pooled or unitized therewith, except for wells that have been plugged or abandoned in compliance with applicable Laws and except for wells drilled to depths not included within the Properties.

Section 5.21 Suspense Accounts.

Schedule 5.21 sets forth a true and complete list and amount, as of May 26, 2015, of all third party proceeds of Hydrocarbon production from the Seller Operated Assets being held in suspense by Seller. To Seller’s knowledge, none of such proceeds of production from the Seller Operated Assets have been held in suspense beyond the period required for escheatment under the Laws of any applicable state.

Section 5.22 Oil and Gas Operations.

Except as set forth in Schedule 5.22, to Seller’s knowledge:

(a)	proceeds from the sale of Hydrocarbons produced from and attributable to the Seller Operated Assets are being received by Seller in a timely manner and are not being held in suspense by any other Person for any reason; and

(b)	To the knowledge of Seller, during the previous four years, all royalties, overriding royalties, compensatory royalties and other payments due from or in respect of Hydrocarbon production from the Assets, have been or will be, prior to the Closing Date, paid or provided for in all respects in compliance with the Leases and the Contracts, except for those Seller is holding in suspense and except as would not reasonably be expected to have a Material Adverse Effect.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Subject to the terms and conditions of this Agreement, Purchaser represents and warrants to Seller the matters set out in Section 6.1 through Section 6.11:

Section 6.1 Existence and Qualification.

Purchaser is a limited partnership duly organized, validly existing and in good standing under the laws of the state of its formation; and Purchaser is duly qualified to do business as a foreign limited partnership in every jurisdiction in which it is required to qualify in order to conduct its business except where the failure to so qualify would not reasonably be expected to have a material adverse effect on Purchaser or its properties; and Purchaser is duly qualified to do business as a foreign limited partnership in the respective jurisdictions where the Assets are located.

Section 6.2 Power.

Purchaser has the partnership power to enter into and perform this Agreement and each other agreement, document or instrument executed or to be executed by Purchaser pursuant to this Agreement and consummate the transactions contemplated by this Agreement and such agreements, documents or instruments.

Section 6.3 Authorization and Enforceability.

The execution, delivery and performance of this Agreement and each other agreement, instrument, or document executed or to be executed by Purchaser in connection with the transactions contemplated hereby, and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary partnership action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser (and all documents required hereunder to be executed and delivered by Purchaser at Closing will be duly executed and delivered by Purchaser) and this Agreement constitutes, and at the Closing such documents will constitute, the valid and binding obligations of Purchaser, enforceable in accordance with their terms except as such enforceability may be limited by applicable bankruptcy or other similar laws affecting the rights and remedies of creditors generally as well as to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 6.4 No Conflicts.

The execution, delivery and performance of this Agreement by Purchaser, and the transactions contemplated by this Agreement, will not (a) violate any provision of the certificate of formation or partnership agreement of Purchaser, (b) result in a default (with due notice or lapse of time or both) or the creation of any lien or encumbrance or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license or agreement to which Purchaser is a party, (c) violate any judgment, order, ruling, or regulation applicable to Purchaser as a party in interest, (d) violate any Law applicable to Purchaser or any of its assets, or (e) require any filing with, notification of or consent, approval or authorization of any Governmental Body or third party (except Customary Post-Closing Consents), except any matters described in clauses (b), (c) or (d) above that, individually or in the aggregate, would not reasonably be expected to adversely affect the ability of Purchaser to perform its obligations under this Agreement or any document required to be executed and delivered by Purchaser at Closing or would not reasonably be expected to have a material adverse effect on Purchaser.

Section 6.5 Liability for Brokers’ Fees.

Seller does not directly or indirectly have any responsibility, liability or expense, as a result of undertakings or agreements of Purchaser, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

Section 6.6 Litigation.

There are no actions, suits or proceedings pending, or to the actual knowledge of Purchaser’s officers, threatened in writing before any Governmental Body or arbitrator against Purchaser or any Affiliate of Purchaser that would reasonably be likely to adversely affect Purchaser’s ability to perform its obligations under this Agreement or any document required to be executed and delivered by Purchaser at Closing.

Section 6.7 Financing.

Purchaser has sufficient cash, available lines of credit or other sources of immediately available funds (in United States dollars) to enable it to pay the Closing Payment to Seller at the Closing.

Section 6.8 Limitation.

Except for the representations and warranties expressly made by Seller in Article 5 of this Agreement, the Conveyance or Term Royalty Deed, or in any certificate furnished or to be furnished to Purchaser pursuant to this Agreement, Purchaser represents and acknowledges that (a) Seller and its Affiliates and its and their respective equity owners, members, representatives, officers, employees or agents have not made and are not making any representations or warranties of any kind or nature whatsoever, oral or written, express, statutory or implied, with respect to Seller, the Assets or the prospects thereof and (b) Purchaser has not relied upon any oral or written information provided by any such Person. Without limiting the generality of the foregoing, Purchaser represents and acknowledges that Seller has not made, and disclaims, any representation or warranty regarding any matter or circumstance relating to Environmental Laws, Environmental Liabilities, the release of Hazardous Materials or NORM into the environment or protection of human health, safety, natural resources or the environment or any other environmental condition of the Assets. Purchaser further represents and acknowledges that it is knowledgeable of the oil and gas business and of the usual and customary practices of producers such as Seller and that it has had access to the Assets, the officers and employees of Seller, and the books, records and files of Seller relating to the Assets, and in making the decision to enter into this Agreement and consummate the transactions contemplated hereby, Purchaser has relied solely on the basis of its own independent due diligence investigation of the Assets, except to the limited extent of the representations, warranties and covenants of Seller set forth in Article 5 herein, in the Conveyance or Term Royalty Deed, and in any certificate required to be executed and delivered by Seller at the Closing.

Section 6.9 SEC Disclosure; Investment Experience.

Purchaser is acquiring the Assets for its own account for use in its trade or business, and not with a view toward, or for sale associated with, any distribution thereof, nor with any present intention of making a distribution thereof within the meaning of the Securities Act of 1933, as amended and applicable state securities Laws. Purchaser acknowledges that it can bear the economic risk of its investment in the Assets and has such knowledge and experience in financial and business matters and the oil and gas exploration and production industry that it is capable of evaluating the merits and risks of an investment in the Assets.

Section 6.10 Bankruptcy.

There are no bankruptcy, reorganization or receivership proceedings pending against, being contemplated by, or to Purchaser’s knowledge, threatened against Purchaser.

Section 6.11 Qualification.

Purchaser is now, and hereafter shall continue to be, qualified to own and assume operatorship of federal and state oil, gas and mineral leases in all jurisdictions where the Assets to be transferred to it are located, and the consummation of the transactions contemplated in this Agreement will not cause Purchaser to be disqualified as such an owner or operator. To the extent required by the applicable Governmental Body, Purchaser currently has, and will continue to maintain, lease bonds, area-wide bonds or any other surety bonds as may be required by, and in accordance with, such state or federal regulations governing the ownership and operation of such leases.

ARTICLE 7

COVENANTS OF THE PARTIES

Section 7.1 Access.

Between the date of execution of this Agreement and continuing until the Closing, Seller will give Purchaser and its representatives access to the Assets and access to the Records in Seller’s possession, for the purpose of conducting an investigation of the Assets and copying the Records, subject to the additional terms and conditions set forth in Article 4 but only to the extent that Seller may do so without violating any obligations to any third party and to the extent that Seller has authority to grant such access without breaching any restriction binding on Seller. Such access by Purchaser shall be limited to Seller’s normal business hours, and any weekends and after hours requested by Purchaser that can be reasonably accommodated by Seller, and Purchaser’s investigation shall be conducted in a manner that minimizes interference with the operation of the Assets. All information obtained by Purchaser and its representatives under this Section shall be subject to the terms of Section 11.4(b)(v) and the terms of that certain confidentiality agreement between Seller and Purchaser dated March 9, 2015, as amended (the “Confidentiality Agreement”).

Section 7.2 Government Reviews.

Seller and Purchaser shall in a timely manner (a) make all required filings, if any, and prepare applications to and conduct negotiations, with each Governmental Body as to which such filings, applications or negotiations are necessary or appropriate in the consummation of the transactions contemplated hereby, including the HSR Act, (b) provide such information as each may reasonably request to make such filings, prepare such applications and conduct such negotiations, and (c) request early termination or waiver of any applicable waiting period under the HSR Act. Each Party shall cooperate with and use all commercially reasonable efforts to assist the other with respect to such filings, applications and negotiations.

Section 7.3 Notification of Breaches.

Until the Closing,

(a)	Purchaser shall notify Seller promptly after Purchaser obtains actual knowledge that any representation or warranty of Seller contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Seller prior to or on the Closing Date has not been so performed or observed in any material respect.

(b)	Seller shall notify Purchaser promptly after Seller obtains actual knowledge that any representation or warranty of Purchaser contained in this Agreement is untrue in any material respect or will be untrue in any material respect as of the Closing Date or that any covenant or agreement to be performed or observed by Purchaser prior to or on the Closing Date has not been so performed or observed in any material respect.

(c)	If any of Purchaser’s or Seller’s representations or warranties is untrue or shall become untrue in any material respect between the date of execution of this Agreement and the Closing Date, or if any of Purchaser’s or Seller’s covenants or agreements to be performed or observed prior to or on the Closing Date shall not have been so performed or observed in any material respect, but if such breach of representation, warranty, covenant or agreement shall (if curable) be cured by the Closing (or, if the Closing does not occur, by the date set forth in Section 10.1), then such breach shall be considered not to have occurred for all purposes of this Agreement.

Section 7.4 Letters-in-Lieu; Assignments; Operatorship.

(a)	Seller will execute on the Closing Date letters in lieu of division and transfer orders relating to the Assets on forms prepared by Purchaser and reasonably satisfactory to Seller to reflect the transaction contemplated hereby.

(b)	If applicable, Seller will prepare and Seller and Purchaser will execute on the Closing Date all assignments necessary to convey to Purchaser all Leases in the form as prescribed by the applicable Governmental Body and otherwise reasonably acceptable to Purchaser and Seller.

(c)	Seller makes no representations or warranties to Purchaser as to the transferability or assignability of operatorship of any Seller Operated Assets. Rights and obligations associated with operatorship of such Properties are governed by operating and similar agreements covering the Properties and will be decided in accordance with the terms of such agreements. However, Seller will assist Purchaser in its efforts to succeed Seller as operator of any Wells included in the Assets. Purchaser shall, promptly following Closing, file all appropriate forms and declarations or bonds with Governmental Bodies relative to its assumption of operatorship. For all Seller Operated Assets, Seller shall execute and deliver to Purchaser and Purchaser shall promptly file the appropriate forms with the applicable Governmental Bodies transferring operatorship of such Assets to Purchaser.

Section 7.5 Public Announcements.

Until the Closing, neither Party shall make any press release or other public announcement regarding the existence of this Agreement, the contents hereof or the transactions contemplated hereby without the prior written consent of the other Party; provided, however, that the foregoing shall not restrict disclosures by Purchaser or Seller which are (a) necessary, upon advice of counsel, for such disclosing Party to comply with applicable securities or other Laws or regulations or the applicable rules of any stock exchange having jurisdiction over the disclosing Party or its Affiliates or (b) necessary for a Party to perform this Agreement (including disclosures to Governmental Bodies, a Party’s attorneys, lenders or financial advisors; provided such advisors are obligated to keep such information confidential, or third parties holding preferential rights to purchase, rights of consent or other rights that may be applicable to the transactions contemplated by this Agreement, as reasonably necessary to provide notices, seek waivers, amendments or termination of such rights, or seek such consents); and provided further that Purchaser may disclose the existence and contents of this Agreement and the transactions contemplated hereby to the Standard & Poor’s and Moody’s rating agencies (provided that such agencies are obligated to keep such information confidential). At or after Closing, the content of any press release or public announcement shall be subject to the prior review and reasonable approval of Seller and Purchaser.

Notwithstanding the foregoing, Seller acknowledges and agrees that Purchaser is required to make a public announcement and filing with the Securities and Exchange Commission regarding this Agreement and the Midstream Purchase Agreement and the transactions contemplated hereby and thereby, including filing said agreements. Purchaser will provide Seller with a reasonable opportunity to review and comment upon such public announcement and filing, including all exhibits thereto (and will consider Seller’s reasonable comments timely made thereto) prior to their release.

Section 7.6 Operation of Business.

Except as set forth on Schedule 7.6, until the Closing, Seller (a) will operate its business in the ordinary course consistent with past practices as a reasonably prudent operator, (b) will not, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed, commit to any operation, or series of related operations, reasonably anticipated by Seller to require future capital expenditures by the owner of the Assets in excess of $200,000.00, net to Seller’s working interest, or make any capital expenditures in excess of $200,000.00, net to Seller’s working interest, or voluntarily terminate, materially amend or extend any Material Contract, (c) will maintain insurance coverage on the Assets presently furnished by nonaffiliated third parties in the amounts and of the types presently in force, (d) will use commercially reasonable efforts to maintain in full force and effect all Leases, (e) will maintain all material Governmental Authorizations, (f) will not transfer, farmout, sell, hypothecate, encumber or otherwise dispose of any material Assets or material rights related thereto, except for sales and dispositions of Hydrocarbon production and obsolete or worn out Equipment made in the ordinary course of business consistent with past practices, (g) will not commit to do any of the foregoing, (h) will not resign as operator of the operated Assets, (i) without Purchaser’s written consent, will not make any non-consent elections with respect to operations affecting any of the Assets, and (j) will promptly give Purchaser notice of any written notice claiming any default or violation received or given by Seller under any Lease, Contract or Law affecting any Asset that would reasonably be expected to be material to the Assets, taken as a whole. Purchaser’s approval of any action restricted by this Section 7.6 shall be considered granted within ten (10) days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Seller’s written notice) of Seller’s notice to Purchaser requesting such consent unless Purchaser notifies Seller to the contrary in writing during that period. In the event of an emergency, Seller may take such action as a prudent operator would take and shall notify Purchaser of such action promptly thereafter.

Purchaser acknowledges that Seller may own an undivided interest in certain Assets and Purchaser agrees that the acts or omissions of the other working interest owners who are not affiliated with Seller shall not constitute a violation of the provisions of this Section 7.6 nor shall any action required by a vote of working interest owners constitute such a violation so long as Seller has voted its interest in a manner consistent with the provisions of this Section 7.6.

Section 7.7 Preference Rights and Required Consents.

(a)	Prior to the Closing Date, Seller shall initiate all procedures which in Seller’s good faith judgment are reasonably required to comply with or obtain the waiver of all Preference Rights, Required Consents and other consent to assignment with respect to the transactions contemplated by this Agreement. Seller shall not be obligated to pay any consideration to (or incur any out-of-pocket cost or expense or incur any liability for the benefit of) the holder of any Preference Right, Required Consent or other consent to assignment in order to obtain the waiver thereof or compliance therewith.

(b)	The portion of the Purchase Price to be allocated to any Asset or portion thereof affected by a Preference Right (a “Preference Property”) or that becomes a Retained Asset shall be the Allocated Value thereof. If a Preference Property or a Retained Asset affects only a portion of a Property and a portion of the Purchase Price has not been allocated specifically to such portion of a Property in Exhibit A-1 or in Schedule 1.2(e)(i), then the portion of the Purchase Price to be allocated to such Preference Property or Retained Asset shall be determined in a reasonable manner taking into account the net acreage (or net acre feet, as appropriate) that the portion of such Property affected by such Preference Property or Retained Asset bears to the net acreage (or net acre feet, as appropriate) in the entire Property. Any Preference Property or Retained Asset that is a Property shall include a pro rata share of all of Seller’s right, title and interest in, to and under all Contracts, Surface Contracts, Equipment, Hydrocarbon production and Records included in the Assets that are directly related or attributable to such Preference Property or Retained Asset.

(c)	If the holder of a Preference Right who has been offered a Preference Property pursuant to Section 7.7(a) elects prior to Closing to purchase such Preference Property in accordance with the terms of such Preference Right, and Seller and Purchaser receive written notice of such election prior to the Closing, such Preference Property will be excluded from the Assets and the Purchase Price shall be reduced by the portion of the Purchase Price allocated to such Preference Property pursuant to Section 7.7(b). Except as provided in Section 7.7(d), if the holder of a Preference Right who has been offered a Preference Property or who has been requested to waive its Preference Right pursuant to Section 7.7(a) does not elect to purchase such Preference Property or waive such Preference Right with respect to the transactions contemplated by this Agreement prior to the Closing Date and the time in which the Preference Right may be exercised has not expired, such Preference Property shall be conveyed to Purchaser at Closing subject to the rights, if any, of the holder of such Preference Right. In such event, Seller shall continue its efforts to obtain the waiver of such Preference Rights to the extent provided in Section 7.7(a) and Purchaser shall cooperate with such efforts. If the holder of a Preference Right elects to purchase a Preference Property subject to its Preference Right and Closing has already occurred with respect to such Preference Property, Purchaser shall be obligated to comply with such Preference Right to the extent, if any, that the same remains valid and enforceable with respect to this transaction and Purchaser shall be entitled to the consideration for the sale of such Preference Property from Purchaser to such Preference Right holder.

(d)	If (i) a third party brings any suit, action or other proceeding prior to the Closing seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated hereby in connection with a claim to enforce a Preference Right; or (ii) an Asset is subject to a Required Consent that is not waived, complied with or otherwise satisfied prior to the Closing Date, then, unless otherwise mutually agreed by Seller and Purchaser, the Asset or portion thereof affected by such Preference Right or outstanding Required Consent (a “Retained Asset”) shall be excluded from the Assets to be transferred and conveyed to Purchaser at Closing and the Purchase Price to be paid at Closing shall be reduced by the portion of the Purchase Price allocated to such Retained Asset pursuant to Section 7.7(b). Any Retained Asset so excluded at the Closing will be conveyed to Purchaser within ten (10) days following the date on which, as applicable (A) the suit, action or other proceeding, if any, referenced in clause (i) above is settled or finally determined or (B) the outstanding Required Consent has been obtained or waived. The date of such transfer shall become the “Closing Date” with respect to such Retained Asset. At the time of such transfer, Purchaser shall pay Seller the amount by which the Purchase Price was reduced at Closing on account of the exclusion of such Retained Asset (as adjusted pursuant to Section 2.2 through the new Closing Date therefor); provided, however, that if all Preference Rights and Required Consents with respect to any Retained Asset are not obtained, complied with, waived or otherwise satisfied within one hundred eighty (180) days after the Closing, then such Retained Asset shall become an Excluded Asset unless Purchaser agrees to take such Retained Asset, in which case Purchaser shall be deemed to have waived compliance with such Preference Right or Required Consent and shall DEFEND AND INDEMNIFY SELLER INDEMNITEES FOR ALL CLAIMS BROUGHT BY THE HOLDER OF SUCH PREFERENCE RIGHT OR REQUIRED CONSENT RELATED TO ANY ALLEGED FAILURE TO COMPLY THEREWITH, WHICH OBLIGATIONS SHALL BE ASSUMED OBLIGATIONS UNDER THIS AGREEMENT.

(e)	Purchaser acknowledges that Seller desires to sell all of the Assets and would not have entered into this Agreement but for Purchaser’s agreement to purchase all of the Assets as herein provided. Accordingly, it is expressly understood and agreed that Seller does not desire to sell any Preference Property unless the sale of all of the Assets is consummated by the Closing Date in accordance with the terms of this Agreement. In furtherance of the foregoing, Seller’s obligation hereunder to sell the Preference Properties to Purchaser is expressly conditioned upon the consummation by the Closing Date of the sale of all of the Assets in accordance with the terms of this Agreement, either by conveyance to Purchaser or conveyance pursuant to an applicable Preference Right; provided, however, that, nothing herein is intended or shall operate to extend or apply any Preference Right to any portion of the Assets which is not otherwise burdened thereby.

Section 7.8 Tax Matters.

(a)	Subject to the provisions of Section 12.3, Seller shall bear all Taxes related to the Assets (other than ad valorem, property, severance, Hydrocarbon production and similar Taxes based upon or measured by the ownership or operation of the Assets or the production of Hydrocarbons therefrom, which are addressed in Section 1.4) attributable to any period of time on or prior to the Closing Date. Purchaser shall bear all Taxes related to the Assets (other than ad valorem, property, severance, Hydrocarbon production and similar Taxes based upon or measured by the ownership or operation of the Assets or the production of Hydrocarbons therefrom, which are addressed in Section 1.4) attributable to any period of time after the Closing Date. Regardless of which Party is responsible, Seller shall handle payment to the appropriate Governmental Body of all Taxes with respect to the Assets which are required to be paid on or prior to Closing Date and shall file all Tax Returns with respect to such Taxes.

(b)	To the extent Purchaser or any of its Affiliates receives a refund of (or refundable credit against) Taxes for which Seller is responsible hereunder, other than a refund (or credit) resulting from a carryback of losses or other items from a period for which Purchaser is responsible hereunder, Purchaser shall notify and remit to Seller an amount equal to the amount received or credited promptly upon receipt or credit.

(c)	Purchaser agrees to cooperate (at no cost or liability to Purchaser) with Seller so that Seller’s transfer of the Assets to Purchaser shall, at Seller’s election, be accomplished in a manner enabling the transfer to qualify as a part of a like-kind exchange of property by Seller within the meaning of Section 1031 of the Code. If Seller so elects, Purchaser shall reasonably cooperate with Seller to effect such like-kind exchange, which cooperation shall include, without limitation, taking such actions as Seller reasonably requests in order to pay the Purchase Price in a manner which enables such transfer to qualify as part of a like-kind exchange of property within the meaning of Section 1031 of the Code, and Purchaser agrees that Seller may assign its rights (but not its obligations) under this Agreement to a qualified intermediary as defined in Treasury Regulations Section 1.1031(k)-1(g)(4)(iii) under United States Treasury Regulations, to qualify the transfer of the Purchase Price as a part of a like-kind exchange of property within the meaning of Section 1031 of the Code.

Section 7.9 Further Assurances.

After Closing, Seller and Purchaser each agrees to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other Party for carrying out the purposes of this Agreement or of any document delivered pursuant to this Agreement.

Section 7.10 Access to Financial Information.

(a)	Following the date of this Agreement and until the date that is one (1) year following the Closing Date, Seller agrees to make available to Purchaser, during normal business hours, any and all existing information and documents in the possession of Seller relating to the Assets for the period of up to three (3) calendar years prior to the Effective Time through the Closing Date that Purchaser may reasonably require to comply with tax and financial reporting requirements and audits that may be required by the Securities and Exchange Commission under the Securities Act of 1933 and/or the Securities Exchange Act of 1934; and

(b)	Following the date of this Agreement and until the first anniversary of the Closing Date, Seller will use its commercially reasonable efforts to cooperate with the independent auditors chosen by Purchaser (“Purchaser’s Auditor”) in connection with their audit or review of any revenue and expense statements of the Assets that Purchaser or Legacy Reserves LP requires to comply with their tax and financial reporting requirements and audits that may be required by the Securities and Exchange Commission under the Securities Act of 1933 and/or the Securities Exchange Act of 1934, which cooperation will include reasonable access during normal business hours to Seller’s employees, representatives and agents who were responsible for preparing the revenue and expense statements and work papers and other supporting documents used in the preparation of financial statements, as may be reasonably required by Purchaser’s Auditor to perform an audit in accordance with generally accepted auditing standards and the delivery of one or more customary representation letters in substantially the form attached hereto as Exhibit F from Seller to Purchaser’s Auditor that are requested by Purchaser’s Auditor to allow such Auditor to complete an audit (or review of any interim quarterly financials) and to issue an opinion with respect to its Audit or review;

provided that (i) Purchaser will reimburse Seller, within five (5) Business Days after demand therefor, for any reasonable out-of-pocket and overhead costs with respect to any costs incurred by Seller in complying with the provisions of this Section 7.10, (ii) Seller’s failure to perform any of its obligations under this Section 7.10 shall not delay the Closing hereunder and Purchaser may not assert that its conditions to Closing under Section 8.2 have not been satisfied due to any breach by Seller of any of its obligations under this Section 7.10, (iii) such requested cooperation does not unreasonably interfere with the ongoing operations of the Seller or its Affiliates, (iv) neither Seller nor any of its Affiliates, officers, directors, employees, agents, consultants or representatives shall have any liability for any statement, materials or information provided by Seller or any such Person in connection with this Section 7.10 and (v) Purchaser acknowledges and agrees that any financial information provided to Purchaser pursuant to this Section 7.10 shall be unaudited at the time it is provided, and that Seller and its Affiliates shall have no obligation to provide audited financial information pursuant to this Section 7.10.

Section 7.11 Employment Matters.

Seller has provided Purchaser with a list of the name, job title, hourly rate or annual salary, as applicable, and target bonus, if any, of all employees of Seller or its Affiliates whose jobs relate to the Assets or to the assets described in the Midstream Purchase Agreement at the area superintendent level or below and who are available for hire by Purchaser (the “Available Employees”). Seller shall provide a benefits booklet to Purchaser of benefits commonly provided to Available Employees. From and after the date the transaction is publicly announced in accordance with Section 7.5, and notwithstanding Section 17 of the Confidentiality Agreement, Purchaser shall be permitted to meet with and interview Available Employees in connection with prospective employment with Purchaser or its Affiliates and offer employment to any such Available Employee on terms determined by Purchaser in its sole discretion. Purchaser is responsible for scheduling any meetings or interviews. Any meetings or interviews between Purchaser and Available Employees shall be scheduled at times and places that are not unreasonably inconvenient or disruptive to Seller or its Affiliates, with reasonable advance notice being provided to Seller. It is understood that Purchaser shall have no obligation to interview or make an offer of employment to any of the Available Employees. Any offers of employment to Available Employees shall be in writing (or an electronic document) with an identification of the employee’s salary or hourly rate, bonus opportunity, any other incentive compensation, and benefits. Purchaser shall send to Seller within 5 days after offers of employment are made a schedule identifying the offers of employment that were made and whether such offer was for compensation greater than, less than or equal to the compensation currently being paid to such employee.

Section 7.12 Certain Data Rights.

Following the Closing, Seller shall have the right to use any copies of the Records kept by Seller pursuant to Section 1.5. For a period of one year following the Closing, Seller shall keep confidential any such Records that are confidential as of the Closing and may only disclose such confidential Records in the following circumstances: (a) to the extent such information is required to be disclosed under applicable Law, including any rules or regulations of any securities commission or stock exchange, or under any legal proceeding (by interrogatories, document requests, subpoena or otherwise), (b) pursuant to an agreement with a Third Party executed for the purpose of development of assets owned by Seller, or (c) to any potential investors, acquirers, financing sources, agents or representatives, provided that, in case of clause (b) and (c), such Persons have agreed to the confidentiality obligations of this Section 7.12 or are otherwise obligated to keep such information confidential.

ARTICLE 8

CONDITIONS TO CLOSING

Section 8.1 Conditions of Seller to Closing.

The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver by Seller on or prior to Closing of each of the following conditions:

(a)	Representations. (i) The representations and warranties of Purchaser set forth in Sections 6.4 through 6.11 of this Agreement, taken as a whole, shall be true and correct (without regard to any materiality qualifiers set forth in such representations and warranties) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date which need only be true and correct on and as of such specified date), except for such breaches, if any, as would not, individually or in the aggregate with all other breaches of such representations and warranties, reasonably be expected to have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated hereby and (ii) the representations and warranties of Purchaser set forth in Sections 6.1 through Section 6.3 of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(b)	Performance. Purchaser shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

(c)	Pending Litigation. No suit, action or other proceeding by any Person seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement, as a whole, shall be pending before any Governmental Body;

(d)	Deliveries. Purchaser shall have delivered to Seller the documents and certificates to be delivered by Purchaser under Section 9.3;

(e)	Title and Environmental Defects. The sum (without duplication) of (i) the aggregate Asserted Title Defects not cured by Seller, less the amount of all Title Benefit Amounts for Title Benefits determined under Section 3.5(b) prior to the Closing, (ii) the aggregate of all values allocated to Retained Assets pursuant to Section 7.7(b) and (iii) the aggregate Asserted Environmental Defects not cured by Seller prior to the Closing, shall be less than twenty percent (20%) of the Purchase Price;

(f)	Casualty or Condemnation. The aggregate damages from Casualty Losses affecting the Assets and takings of Assets under right of eminent domain shall be less than twenty percent (20%) of the Purchase Price;

(g)	HSR Act. Any waiting period applicable to the consummation of the transaction contemplated by this Agreement under the HSR Act shall have lapsed or terminated (by early termination or otherwise); and

(h)	Midstream Purchase Agreement. The conditions to closing in the Midstream Purchase Agreement shall have been satisfied or waived in accordance with their terms, and the parties to such agreement shall have indicated that they are ready, willing and able to consummate the transactions contemplated thereby.

Section 8.2 Conditions of Purchaser to Closing.

The obligations of Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or waiver by Purchaser on or prior to Closing of each of the following conditions:

(a)	Representations. (i) The representations and warranties of Seller set forth in Sections 5.7 through Section 5.22 of this Agreement, taken as a whole, shall be true and correct (without regard to any materiality qualifiers set forth in such representations and warranties) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date which need only be true and correct on and as of such specified date), except for such breaches, if any, as would not, individually or in the aggregate with all other breaches of such representations and warranties, reasonably be expected to have a Material Adverse Effect and (ii) the representations and warranties of Seller set forth in Sections 5.2 through 5.6 of this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date;

(b)	Performance. Seller shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by it under this Agreement prior to or on the Closing Date;

(c)	Pending Litigation. No suit, action or other proceeding by any Person seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated by this Agreement, as a whole, shall be pending before any Governmental Body;

(d)	Deliveries. Seller shall have delivered to Purchaser the documents and certificates to be delivered by Seller under Section 9.2;

(e)	Title and Environmental Defects. The sum (without duplication) of (i) the aggregate Asserted Title Defects not cured by Seller, less the amount of all Title Benefit Amounts for Title Benefits determined under Section 3.5(b) prior to the Closing, (ii) the aggregate of all values allocated to Retained Assets pursuant to Section 7.7(b) and (iii) the aggregate Asserted Environmental Defects not cured by Seller prior to the Closing, shall be less than twenty percent (20%) of the Purchase Price;

(f)	Casualty or Condemnation. The aggregate damages from Casualty Losses affecting the Assets and takings of Assets under right of eminent domain shall be less than twenty percent (20%) of the unadjusted Purchase Price;

(g)	HSR Act. Any waiting period applicable to the consummation of the transaction contemplated by this Agreement under the HSR Act shall have lapsed or terminated (by early termination or otherwise); and

(h)	Midstream Purchase Agreement. The conditions to closing in the Midstream Purchase Agreement shall have been satisfied or waived in accordance with their terms, and the parties to such agreement shall have indicated that they are ready, willing and able to consummate the transactions contemplated thereby.

ARTICLE 9

CLOSING

Section 9.1 Time and Place of Closing.

(a)	Consummation of the purchase and sale transaction as contemplated by this Agreement (the “Closing”), shall, unless otherwise agreed to in writing by Purchaser and Seller, take place at the offices of Seller located at 1201 Lake Robbins Drive, The Woodlands, Texas, at 10:00 a.m., local time, on July 31, 2015 or if all conditions in Article 8 to be satisfied prior to Closing have not yet been satisfied or waived, as soon thereafter as such conditions have been satisfied or waived (in each case, excluding any conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of such conditions), subject to the rights of the Parties to terminate this Agreement under Article 10.

(b)	The date on which the Closing occurs is herein referred to as the “Closing Date.”

Section 9.2 Obligations of Seller at Closing.

At the Closing, upon the terms and subject to the conditions of this Agreement, Seller shall deliver or cause to be delivered to Purchaser, the following:

(a)	the Conveyance, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices, duly executed by Seller together with any appropriate state or federal assignments, duly executed by Seller;

(b)	letters-in-lieu of transfer orders covering the Assets, duly executed by Seller;

(c)	a certificate duly executed by an authorized company officer of Seller, dated as of the Closing Date, certifying on behalf of Seller that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been fulfilled;

(d)	the Term Royalty Deed, in sufficient duplicate originals to allow recording in all appropriate jurisdictions and offices, duly executed by Seller or its Affiliate and acknowledged before a notary public;

(e)	one (1) original executed statement described in Treasury Regulation §1.1445-2(b)(2) certifying that Seller is not a foreign Person within the meaning of the Code;

(f)	the Transition Services Agreement, in substantially the form attached hereto as Exhibit E, duly executed by Seller;

(g)	appropriate change of operator forms on those Assets operated by Seller or its Affiliates, duly executed by Seller or its Affiliates, as appropriate;

(h)	a Request for Taxpayer Identification and Certification on form W-9 duly executed by Seller;

(i)	appropriate certificate of title transfers to all vehicles, rolling stock and vessels owned by Seller and included in the Assets, duly executed by Seller;

(j)	to the extent required to be effective, recorded or recordable releases of all encumbrances described in Section 3.4(l) which are discharged by Seller at or prior to Closing;

(k)	an access agreement, in form and substance reasonably acceptable to both Parties, pursuant to which Seller will grant Purchaser access to cores in Seller’s possession or control;

(l)	an assignment and assumption agreement, duly executed by Anadarko Energy Services Corporation, in form and substance reasonably acceptable to both Parties, pursuant to which Anadarko Energy Services Company will assign the AESC Contracts to Purchaser or its Affiliate;

(m)	a listing showing all amounts currently held in suspense by Seller for which the Purchase Price is being reduced pursuant to Section 2.2(e), including the names of the parties in suspense as reflected in Seller’s paydecks, the Wells related thereto and the amounts being held in suspense; and

(n)	any other documents that the Parties mutually agree are necessary or desirable to effectuate the transactions contemplated hereby.

Section 9.3 Obligations of Purchaser at Closing.

At the Closing, upon the terms and subject to the conditions of this Agreement, Purchaser shall deliver or cause to be delivered to Seller, the following:

(a)	a wire transfer of the Closing Payment to the account designated in Section 9.4(b) in same-day funds;

(b)	the Conveyance, duly executed by Purchaser;

(c)	letters-in-lieu of transfer orders covering the Assets, duly executed by Purchaser;

(d)	a certificate by an authorized corporate officer of the general partner of Purchaser, dated as of the Closing Date, certifying on behalf of Purchaser that the conditions set forth in Section 8.1(a) and Section 8.1(b) have been fulfilled;

(e)	the Term Royalty Deed, duly executed by Purchaser;

(f)	the Transition Services Agreement, in substantially the form attached hereto as Exhibit E, duly executed by Purchaser;

(g)	an access agreement, in form and substance reasonably acceptable to both Parties, pursuant to which Seller will grant Purchaser access to cores in Seller’s possession or control;

(h)	an assignment and assumption agreement, duly executed by Purchaser or its Affiliate, in form and substance reasonably acceptable to both Parties, pursuant to which Anadarko Energy Services Company will assign the AESC Contracts to Purchaser or its Affiliate; and

(i)	any other documents that the Parties mutually agree are necessary or desirable to effectuate the transactions contemplated hereby.

Section 9.4 Closing Payment & Post-Closing Purchase Price Adjustments.

(a)	Not later than five (5) Business Days prior to the Closing Date, Seller shall prepare and deliver to Purchaser, based upon the best information available to Seller, a preliminary settlement statement estimating the Adjusted Purchase Price after giving effect to all Purchase Price adjustments provided for in this Agreement. Such estimated Adjusted Purchase Price, less the Deposit, shall constitute the dollar amount to be paid by Purchaser to Seller at the Closing (the “Closing Payment”). Purchaser may notify Seller of disagreements regarding the calculation of the Closing Payment no later than three (3) Business Days prior to the Closing Date, and the Parties shall in good faith attempt to resolve any such disagreements without delaying the Closing. If Seller and Purchaser are unable to reach agreement on all disputed items prior to the Closing, then the payment due at the Closing shall nevertheless be based on the calculation of the Closing Payment prepared by Seller, as adjusted to take into account any items on which the Parties do reach agreement prior to the Closing.

(b)	As soon as reasonably practicable after the Closing but not later than the later of (i) ninety (90) days following the Closing Date and (ii) the date on which the Parties (or the Title Expert or Environmental Expert, as applicable) finally determines all Disputed Title Matters and Disputed Environmental Matters, if any, Seller shall prepare and deliver to Purchaser a statement setting forth the final calculation of the Adjusted Purchase Price and showing the calculation of each adjustment, based, to the extent possible, on actual credits, charges, receipts and other items before and after the Effective Time and taking into account all adjustments provided for in this Agreement. Seller shall at Purchaser’s request supply reasonable documentation available to support any credit, charge, receipt or other item. As soon as reasonably practicable but not later than the thirtieth (30th) day following receipt of Seller’s statement hereunder, Purchaser shall deliver to Seller a written report containing any changes that Purchaser proposes be made to such statement. The Parties shall undertake to agree on the final statement of the Adjusted Purchase Price no later than one hundred eighty (180) days after the Closing Date, as may be reasonably extended if all Disputed Title Matters and Disputed Environmental Matters are not resolved within one hundred twenty (120) days following the Closing. In the event that the Parties cannot reach agreement within such period of time, either Party may refer the remaining matters in dispute to a nationally-recognized independent accounting firm as may be acceptable to Purchaser and Seller, for review and final determination. The accounting firm shall conduct the arbitration proceedings in Houston, Texas in accordance with the Commercial Arbitration Rules of the American Arbitration Association, to the extent such rules do not conflict with the terms of this Section 9.4. The accounting firm’s determination shall be made within thirty (30) days after submission of the matters in dispute and shall be final and binding on both Parties, without right of appeal. In determining the proper amount of any adjustment to the Purchase Price, the accounting firm shall not increase the Purchase Price more than the increase proposed by Seller nor decrease the Purchase Price more than the decrease proposed by Purchaser, as applicable. The accounting firm shall act as an expert for the limited purpose of determining the specific disputed matters submitted by either Party and may not award damages, interest or penalties to either Party with respect to any matter. Seller and Purchaser shall each bear its own legal fees and other costs of presenting its case. Each Party shall bear one-half of the costs and expenses of the accounting firm. Within ten (10) Business Days after the date on which the Parties or the accounting firm, as applicable, finally determines the disputed matters relating to the final calculation of the Adjusted Purchase Price, (x) Purchaser shall pay to Seller the amount by which the Adjusted Purchase Price (less the Deposit) exceeds the Closing Payment or (y) Seller shall pay to Purchaser the amount by which the Closing Payment exceeds the Adjusted Purchase Price (less the Deposit), as applicable. Any post-Closing payment pursuant to this Section 9.4(b) shall bear interest at the Agreed Interest Rate from the Closing Date to the date both Purchaser and Seller have executed the final settlement statement.

(c)	To the extent the Well Dispute is not resolved by Seller and the applicable third parties prior to the Closing, Seller may, in its sole discretion and at its sole cost and expense, pursue and administer all Claims or causes of action related to the Well Dispute; provided, however, that Seller does not make any representations or warranties with respect to the likelihood or probability of success of such Claims or causes of action. To the extent Seller elects to pursue such Claims and receives any proceeds in respect of such Well Dispute, Seller shall be entitled to receive all proceeds attributable to the period prior to the Effective Time and Purchaser shall be entitled to receive all proceeds attributable to the period at and after the Effective Time. Any proceeds received prior to the final determination of the Purchase Price pursuant to Section 9.4(b) shall be included in such statement and calculation. To the extent Seller does not elect to pursue such Claims within ninety (90) days following the Closing, Purchaser may pursue such Claims and receive all proceeds attributable to such Claims, whether attributable to periods before or after the Effective Time.

(d)	Prior to the Closing and for a period of 90 days following the Closing, Seller shall use reasonable efforts to resolve the outstanding claims relating to the Disputed Imbalance. To the extent the Disputed Imbalance is resolved within 90 days following the Closing Date, the Purchase Price adjustment described in Section 2.2(i) shall include the final amount of the Disputed Imbalance determined by such resolution. To the extent the Disputed Imbalance is not resolved within such time period, then the Purchase Price adjustment described in Section 2.2(i) shall include the original amount of the unresolved portion of the Disputed Imbalance, calculated as of the Effective Date. Any adjustments made pursuant to this Section 9.4(d) shall be reflected in the final determination of the Purchase Price pursuant to Section 9.4(b) shall be included in such statement and calculation.

(e)	All payments made or to be made hereunder to Seller shall be by electronic transfer of immediately available funds to such bank and account as may be specified by Seller in writing. All payments made or to be made hereunder to Purchaser shall be by electronic transfer of immediately available funds to a bank and account specified by Purchaser in writing to Seller.

ARTICLE 10

TERMINATION

Section 10.1 Termination.

Unless terminated earlier pursuant to other provisions provided herein, this Agreement may be terminated at any time prior to Closing:

(a)	by the mutual prior written consent of Seller and Purchaser;

(b)	by Seller or Purchaser, if Closing has not occurred on or before September 1, 2015 or such later date as mutually agreed;

(c)	by either Party, if under the HSR Act or otherwise, any Governmental Body shall have commenced or threatened to commence any proceeding to delay or enjoin the transactions evidenced by this Agreement;

(d)	by Seller, if (i) the conditions set forth in Section 8.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing and that were, at the time of termination, capable of being satisfied); (ii) Seller has confirmed in writing that Seller is ready, willing and able to consummate the Closing and (iii) Purchaser shall have failed for any reason to consummate the Closing by the date the Closing should have occurred pursuant to Section 9.1(a);

(e)	by Purchaser, if (i) the conditions set forth in Section 8.1 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing and that were, at the time of termination, capable of being satisfied); (ii) Purchaser has confirmed in writing that Purchaser is ready, willing and able to consummate the Closing and (iii) Seller shall have failed for any reason to consummate the Closing by the date the Closing should have occurred pursuant to Section 9.1(a);

(f)	if this Agreement is not otherwise terminated pursuant to another provision of this Section 10.1, then this Agreement shall automatically terminate without further action by either Party upon termination of the Midstream Purchase Agreement; or

(g)	by Seller, if the Deposit is not received in accordance with Section 2.4.

provided, however, that no Party shall be entitled to terminate this Agreement under Section 10.1 if the Closing has failed to occur because such Party willfully failed to perform or observe in any material respect its covenants or agreements hereunder.

Section 10.2 Effect of Termination.

If this Agreement is terminated pursuant to Section 10.1, (a) this Agreement shall become void and of no further force or effect (except for the provisions of Sections 4.3, 4.4, 5.6, 6.5, 7.5, 11.4(b)(v), 11.8, 11.9, 12.7, 12.13, 12.17 and 12.19 and Article 10 of this Agreement, and the confidentiality obligations of Sections 4.1 and 7.1, all of which shall continue in full force and effect), (b) Seller shall be free immediately to enjoy all rights of ownership of the Assets and to sell, transfer, encumber or otherwise dispose of the Assets to any party without any restriction under this Agreement and (c) there will be no liability or obligation under this Agreement on the part of Seller or Purchaser, except that nothing in this Section 10.2 will relieve any Party from liability for any willful breach of any of its agreements or covenants contained herein which are to be performed or observed at or prior to Closing, except for the obligation of such Party to consummate the Closing.

Section 10.3 Remedies Upon Default or Termination.

(a)	If Seller terminates this Agreement pursuant to (i) Section 10.1(b), if Purchaser’s breach or failure to perform its representations, warranties, covenants or agreements hereunder, individually or in the aggregate, with all other breaches and failures to perform that have not been waived in writing, prevented the satisfaction of the conditions set forth in Section 8.1 or (ii) Section 10.1(d), then as Seller’s sole and exclusive remedy hereunder (subject to the following proviso), Seller shall retain the Deposit as liquidated damages, free of any claims by Purchaser or any other Person with respect thereto. If Seller is, for any reason, prohibited from retaining the Deposit as liquidated damages, Seller may then pursue whatever legal or equitable rights and remedies may be available to Seller, limited to an amount not exceeding the amount of the Deposit plus reasonable attorney’s fees. It is expressly stipulated by the Parties that the actual amount of damages resulting from such a termination would be difficult if not impossible to determine accurately because of the unique nature of this Agreement, the unique nature of the Assets, the uncertainties of applicable commodity markets and differences of opinion with respect to such matters, and that the liquidated damages provided for herein are a reasonable estimate by the Parties of such damages.

(b)	If Purchaser could terminate this Agreement pursuant to (i) Section 10.1(b), if Seller’s breach or failure to perform its representations, warranties, covenants or agreements hereunder, individually or in the aggregate, with all other breaches and failures to perform that have not been waived in writing, are preventing or have prevented the satisfaction of the conditions set forth in Section 8.2 or (ii) Section 10.1(e), then as Purchaser’s sole and exclusive remedy hereunder, Purchaser, at its option, may either (x) terminate this Agreement, in which case Seller shall refund to Purchaser an amount equal to the Deposit, free of any claims by Seller or any other Person with respect thereto or (y) seek an injunction, specific performance or other equitable relief to enforce specifically the terms and provisions of this Agreement.

(c)	If this Agreement is terminated for any reason other than the reasons set forth in Section 10.3(a) or (b), then Seller shall refund to Purchaser an amount equal to the Deposit, free of any claims by Seller or any other Person with respect thereto. Notwithstanding anything to the contrary in this Agreement, Purchaser shall not be entitled to receive interest on the Deposit, whether the Deposit is applied against the Purchase Price or returned to Purchaser pursuant to this Section 10.3.

ARTICLE 11

POST-CLOSING OBLIGATIONS; INDEMNIFICATION;

LIMITATIONS; DISCLAIMERS AND WAIVERS

Section 11.1 Receipts.

Except as otherwise provided in this Agreement, any Hydrocarbons produced from or attributable to the Assets (and all products and proceeds attributable thereto) and any other income, proceeds, receipts and credits attributable to the Assets which are not reflected in the adjustments to the Purchase Price following the final adjustment pursuant to Section 9.4(b)

shall be treated as follows: (a) all Hydrocarbons produced from or attributable to the Assets (and all products and proceeds attributable thereto) and all other income, proceeds, receipts and credits earned with respect to the Assets to which Purchaser is entitled under Section 1.4 shall be the sole property and entitlement of Purchaser, and, to the extent received by Seller, Seller shall fully disclose, account for and remit the same promptly to Purchaser, and (b) all Hydrocarbons produced from or attributable to the Assets (and all products and proceeds attributable thereto) and all other income, proceeds, receipts and credits earned with respect to the Assets to which Seller is entitled under Section 1.4 shall be the sole property and entitlement of Seller and, to the extent received by Purchaser, Purchaser shall fully disclose, account for and remit the same promptly to Seller.

Section 11.2 Expenses.

Except as otherwise provided in this Agreement, any Property Costs which are not reflected in the adjustments to the Purchase Price following the final adjustment pursuant to Section 9.4(b) shall be treated as follows: (a) all Property Costs for which Seller is responsible under Section 1.4 shall be the sole obligation of Seller and Seller shall promptly pay, or if paid by Purchaser, promptly reimburse Purchaser for, and hold Purchaser harmless from and against, same; and (b) all Property Costs for which Purchaser is responsible under Section 1.4 shall be the sole obligation of Purchaser and Purchaser shall promptly pay, or if paid by Seller, promptly reimburse Seller for, and hold Seller harmless from and against, same. Seller is entitled to resolve all joint interest audits and other audits of Property Costs covering periods for which Seller is in whole or in part responsible, provided that Seller shall not agree to any adjustments to previously assessed costs for which Purchaser is liable without the prior written consent of Purchaser, such consent not to be unreasonably withheld. Seller shall provide Purchaser with a copy of all applicable audit reports and written audit agreements received by Seller and relating to periods for which Purchaser is partially responsible.

Section 11.3 Assumed Obligations.

Without limiting Purchaser’s rights to indemnity under this Article 11, on the Closing Date, Purchaser shall assume and hereby agrees to fulfill, perform, pay and discharge (or cause to be fulfilled, performed, paid or discharged) all of the obligations and liabilities of Seller, known or unknown, with respect to the Assets, regardless of whether such obligations or liabilities arose prior to, on or after the Effective Time, including obligations to (i) furnish makeup gas according to the terms of applicable gas sales, gathering or transportation contracts, and to satisfy all other gas balancing obligations, if any, (ii) pay working interests, royalties, overriding royalties and other interests held in suspense, (iii) properly plug and abandon any and all wells, including inactive wells or temporarily abandoned wells, drilled on the Properties or otherwise pursuant to the Assets, (iv) replug any well, wellbore, or previously plugged well on the Properties to the extent required by Governmental Body, (v) dismantle, salvage and remove any equipment, structures, materials, platforms, flowlines, and property of whatever kind related to or associated with operations and activities conducted on the Properties or otherwise pursuant to the Assets, (vi) clean up, restore and/or Remediate the premises covered by or related to the Assets in accordance with applicable agreements and Laws, (vii) pay or defend Claims arising under Environmental Laws with respect to the Assets, all Environmental Liabilities, the release of Hazardous Materials or NORM into the environment or protection of human health, safety, natural resources or the environment, or any other environmental condition of the Assets, and (viii) perform all obligations applicable to or imposed on the lessee, owner, or operator under the Leases and related contracts, or as required by applicable Laws (all of said obligations and liabilities, subject to the exclusions below, herein being referred to as the “Assumed Obligations”); provided, however, that Purchaser does not accrue any rights or assume any obligations or liabilities of Seller to the extent that they are:

(a)	attributable to or arise out of the Excluded Assets;

(b)	Retained Liabilities;

(c)	the continuing responsibility of the Seller under Section 11.1 or Section 11.2; or

(d)	matters for which Seller is required to indemnify Purchaser under Section 11.4(c).

Section 11.4 Indemnities.

(a)	Definitions.

“Claim” or “Claims” means, unless specifically provided otherwise, all claims (including those for damage to property, bodily injury and death, personal injury, illness, disease, maintenance, cure, loss of parental and spousal consortium, wrongful death, loss of support, and wrongful termination of employment), damages, liabilities, losses, demands, liens, encumbrances, fines, penalties, causes of action of any kind (including, subject to Section 11.7(h), actions for indirect, consequential, punitive and exemplary damages), obligations, costs (including payment of all reasonable out-of-pocket attorneys’ fees and costs of litigation), judgments, interest, and awards or amounts, of any kind or character, whether under judicial proceedings, administrative proceedings, investigation by a Governmental Body or otherwise, under any theory of tort, contract, breach of contract (including any Claims which arise by reason of indemnification or assumption of liability contained in other contracts entered into by an Indemnified Party hereunder), at law or in equity, under statute, or otherwise, arising out of, or incident to or in connection with this Agreement or the ownership or operation of the Assets, including Claims which arise out of or are directly or indirectly connected with vessels and/or the ownership, possession, management, manning, maintenance, supply, operation (including, but not limited to, ingress, egress, loading and unloading operations) or navigation of any vessel.

The phrase “REGARDLESS OF FAULT” means WITHOUT REGARD TO THE CAUSE OR CAUSES OF ANY CLAIM, INCLUDING, EVEN THOUGH A CLAIM IS CAUSED IN WHOLE OR IN PART BY:

THE NEGLIGENCE (WHETHER SOLE, JOINT, CONCURRENT, COMPARATIVE, CONTRIBUTORY, ACTIVE, PASSIVE, GROSS, OR OTHERWISE), WILLFUL MISCONDUCT, STRICT LIABILITY, OR OTHER FAULT OF PURCHASER INDEMNITEES, SELLER INDEMNITEES, INVITEES AND/OR THIRD PARTIES; AND/OR

A PRE-EXISTING DEFECT, WHETHER PATENT OR LATENT, OF THE PREMISES OF PURCHASER’S PROPERTY OR SELLER’S PROPERTY (INCLUDING THE ASSETS), INVITEES AND/OR THIRD PARTIES.

(b)	Purchaser Indemnity Obligation. If the Closing occurs, subject only to Section 11.4(c) and the limitations contained in Section 11.7, Purchaser shall be responsible for and indemnify, defend, release and hold harmless Seller Indemnitees from and against all Claims relating to, arising out of or resulting from:

(i) the Assumed Obligations, REGARDLESS OF FAULT;

(ii) the ownership, use or operation of the Assets after the Effective Time, REGARDLESS OF FAULT;

(iii) Purchaser’s breach of any of Purchaser’s covenants or agreements contained in Article 7, REGARDLESS OF FAULT;

(iv) any breach of any representation or warranty made by Purchaser contained in Article 6 of this Agreement or in the certificate delivered by Purchaser at Closing pursuant to Section 9.3(d), REGARDLESS OF FAULT;

(v) Purchaser Indemnitees’ access under Section 4.1, Section 7.1, or otherwise, to the Assets, the Records and other related activities or information prior to the Closing, REGARDLESS OF FAULT.

(c)	Seller Indemnity Obligation. If the Closing occurs, subject to the limitations contained in Section 11.7, Seller shall be responsible for and indemnify, defend and hold harmless the Purchaser Indemnitees from and against all Claims relating to, arising out of or resulting from:

(i) the Excluded Assets or the Retained Liabilities, REGARDLESS OF FAULT;

(ii) Seller’s breach of any of Seller’s covenants or agreements contained in Article 7, REGARDLESS OF FAULT; or

(iii) any breach of any representation or warranty made by Seller contained in Article 5 of this Agreement or in the certificate delivered by Seller at Closing pursuant to Section 9.2(c), but excluding, in each case, the representation made by Seller in Section 5.22(b), REGARDLESS OF FAULT.

(d)	Additional Provisions.

It is the intention of the Parties that this Article 11 and the special warranty of title in the Conveyance and Term Royalty Deed shall govern the allocation of risks and liabilities between Purchaser and Seller. Notwithstanding anything to the contrary contained in this Agreement but subject to the special warranty of title in the Conveyance and Term Royalty Deed, this Section 11.4 contains the Parties’ exclusive remedy against each other arising under, related to or with respect to the transactions contemplated by this Agreement, including breaches of the representations, warranties, covenants and agreements of the Parties contained in Article 5 and Article 6 and Article 7 and the affirmations of such representations, warranties, covenants and agreements contained in the certificate delivered by each Party at Closing pursuant to Section 9.2(c) or Section 9.3(d), as applicable, except for actions for specific performance or other equitable relief expressly permitted to be sought pursuant to this Agreement or as set forth in the next paragraph, and no Person will have any other remedy or recourse, whether in contract or tort or otherwise, it being agreed that all of such other remedies and recourse are expressly waived and released by the Parties hereto to the fullest extent permitted by Law.

Claims for Property Costs shall be exclusively handled pursuant to the Purchase Price adjustments in Section 2.2, and pursuant to Section 11.2, and shall not be subject to indemnification under this Section 11.4. Claims for Title Defects (and Title Benefits) and Environmental Defects shall be exclusively handled pursuant to Article 3 and Article 4, as applicable, and shall not be subject to indemnification under this Section 11.4. Claims relating to the final calculation of the Purchase Price shall be exclusively handled pursuant to the dispute resolution provisions of Section 9.4.

In connection with Purchaser Indemnitees’ access to the Assets prior to Closing, the Parties acknowledge that such access may be subject to boarding agreements, releases or other agreements required by the operator of non-Seller Operated Assets. In the event of a conflict between the provisions of such agreements and Section 11.4(b)(v) of this Agreement, Section 11.4(b)(v) of this Agreement shall control.

Section 11.5 Indemnification Actions.

All claims for indemnification under Section 11.4 shall be asserted and resolved as follows:

(a)	For purposes of this Article 11, the term “Indemnifying Party” means the party or parties having an obligation to indemnify another party or parties pursuant to the terms of this Agreement. The term “Indemnified Party” means the party or parties having the right to be indemnified by another party or parties pursuant to the terms of this Agreement.

(b)	To make a claim for indemnification (“Indemnity Claim”) under Section 11.4, and/or any other Article (or part thereof) expressly stating that it controls over the terms of this Article 11, an Indemnified Party shall notify the Indemnifying Party in writing of its Indemnity Claim, including the specific details of and specific basis under this Agreement for its Indemnity Claim (the “Claim Notice”). The Indemnified Party shall provide its Claim Notice promptly after the Indemnified Party has actual knowledge of the Claim for which it seeks indemnification and shall enclose a copy of all papers (if any) served with respect to the Claim; provided that the failure of any Indemnified Party to give notice of a Claim as provided in this Section 11.5 shall not relieve the Indemnifying Party of its obligations under Section 11.4 except to the extent such failure results in insufficient time being available to permit the Indemnifying Party to effectively defend against the Claim or otherwise prejudices the Indemnifying Party’s ability to defend against the Claim. In the event that the Indemnity Claim is based upon an inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant or agreement which was inaccurate or breached.

(c)	The Indemnifying Party shall have thirty (30) days from its receipt of the Claim Notice to notify the Indemnified Party whether it admits or denies its liability to defend the Indemnified Party against the relevant Claim at the sole cost and expense of the Indemnifying Party. The Indemnified Party is authorized, prior to and during such 30-day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party.

(d)

If the Indemnifying Party admits its liability to indemnify the Indemnified Party, it shall have the right and obligation to diligently defend, at its sole cost and expense, the Claim. The Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof. If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate in contesting any Claim which the Indemnifying Party elects to contest. The Indemnified Party may participate in, but not control, any defense or settlement of any Claim controlled by the Indemnifying Party pursuant to this Section 11.5(d). An Indemnifying Party shall not, without the written consent of the Indemnified Party, (i) settle any Claim or consent to the entry of any judgment with respect thereto which does not include an unconditional written release of the Indemnified Party from all liability in respect of such Claim, or (ii) settle any Claim or consent to the entry of any judgment with respect thereto in any manner that may materially and adversely affect the Indemnified Party (other than as a result of money damages covered by the indemnity).

(e)	If the Indemnifying Party does not admit its liability to indemnify the Indemnified Party or admits its liability but fails to diligently prosecute or settle the Claim, then the Indemnified Party shall have the right to defend against the Claim at the sole cost and expense of the Indemnifying Party, with counsel of the Indemnified Party’s choosing, subject to the right of the Indemnifying Party to admit its liability and assume the defense of the Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its liability for a Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for ten (10) Business Days following receipt of such notice to (i) admit in writing its liability to indemnify the Indemnified Party from and against the Claim and (ii) if liability is so admitted, reject, in its reasonable judgment, the proposed settlement.

Section 11.6 Release.

(a)	EXCEPT FOR THE REMEDIES CONTAINED IN THIS AGREEMENT, PURCHASER RELEASES, REMISES AND FOREVER DISCHARGES SELLER INDEMNITEES FROM ANY AND ALL CLAIMS, KNOWN OR UNKNOWN, WHETHER NOW EXISTING OR ARISING IN THE FUTURE, CONTINGENT OR OTHERWISE, IN CONTRACT AND IN TORT, WHICH PURCHASER MIGHT NOW OR SUBSEQUENTLY MAY HAVE AGAINST SELLER INDEMNITEES, RELATING DIRECTLY OR INDIRECTLY TO THE ASSETS AND ARISING OUT OF OR INCIDENT TO ENVIRONMENTAL LAWS, ENVIRONMENTAL LIABILITIES, THE RELEASE OF HAZARDOUS MATERIALS OR NORM INTO THE ENVIRONMENT OR PROTECTION OF HUMAN HEALTH, SAFETY, NATURAL RESOURCES OR THE ENVIRONMENT, INCLUDING RIGHTS TO CONTRIBUTION UNDER THE COMPREHENSIVE ENVIRONMENTAL RESPONSE, COMPENSATION, AND LIABILITY ACT OF 1980, AS AMENDED, REGARDLESS OF FAULT.

(b)	Purchaser covenants and agrees that it will not attempt to avoid the effect of the release made by it hereinabove by later arguing that at the time of the release it did not fully appreciate the extent of any such Claims, including Claims arising under Environmental Laws.

Section 11.7 Limitation on Actions.

(a)

The representations and warranties of the Parties in Articles 5 and 6 and the corresponding representations and warranties given in the certificates delivered at the Closing pursuant to Section 9.2(c) and Section 9.3(c), as applicable, shall survive the Closing for a period of twelve (12) months, except that (i) the representations and warranties in Section 5.8 shall survive the Closing until the expiration of the applicable statute of limitations and (ii) the representations and warranties in Section 5.22(b) shall expire at the Closing. The remainder of the representations, warranties, covenants and agreements provided for in this Agreement shall not survive Closing except that covenants and agreements contemplated to be complied with or performed following the Closing shall survive indefinitely. Representations, warranties, covenants and agreements shall be of no further force and effect after the date of their expiration, provided that there shall be no termination of any bona fide Claim asserted pursuant to this Agreement with respect to the breach of such a representation, warranty, covenant or agreement on or before its expiration date.

(b)	The indemnities in Sections 11.4(b)(iii), 11.4(b)(iv), 11.4(c)(ii) and 11.4(c)(iii) shall terminate as of the termination date of each respective representation, warranty, covenant or agreement that is subject to indemnification, except in each case as to Claims asserted pursuant to this Agreement with respect to the breach of such representation, warranty, covenant or agreement on or before such termination date. Purchaser’s indemnities in Sections 11.4(b)(i), 11.4(b)(ii), and 11.4(b)(v) and Seller’s indemnity in Section 11.4(c)(i) continue without time limit.

(c)	Seller shall not have any liability for any indemnification under Section 11.4(c)(ii) or Section 11.4(c)(iii) until and unless the amount of an individual Claim exceeds $100,000 and the aggregate amount of the liability for all Claims exceeding such threshold, in each case, for which Claim Notices are delivered by Purchaser, exceeds one and a half percent (1.5%) of the Purchase Price, and then only to the extent the aggregate amount of all such Claims exceeds one and a half percent (1.5%) of the Purchase Price; provided, however, that this clause (c) shall not apply to liability for breaches of the covenant in Section 7.8. The adjustments to the Purchase Price under Section 2.2 and any payments in respect thereof shall not be limited by this Section.

(d)	Notwithstanding anything to the contrary contained elsewhere in this Agreement, Seller shall not be required to indemnify Purchaser under this Article 11 for aggregate damages in excess of an amount equal to fifteen percent (15%) of the Purchase Price; provided, however, that this clause (d) shall not apply to liability for breaches of the covenant in Section 7.8.

(e)	The amount of any Claims for which an Indemnified Party is entitled to indemnity under this Article 11 shall be reduced by the amount of insurance proceeds or Tax benefits, if any, realized by the Indemnified Party or its Affiliates (or direct or indirect owners) with respect to such Claims, net of any collection costs and excluding the proceeds of any insurance policy issued or underwritten by the Indemnified Party or its Affiliates.

(f)	Purchaser shall not be entitled to indemnification or any other remedy under this Agreement with respect to any Claims to the extent attributable to or arising out of the actions of Purchaser after Closing as owner and operator of any of the Properties.

(g)	Notwithstanding anything herein to the contrary, in no event will the Seller Indemnitees or the Purchaser Indemnitees be entitled to duplicate recovery under this Article 11 with respect to (i) any Claim, even though the facts or series of related facts giving rise to such Claim may constitute a breach of more than one representation, warranty or covenant or agreement set forth herein, in the Conveyances or in any document delivered in connection with the Closing or (ii) any adjustments to the Purchase Price pursuant to Section 2.2.

(h)	Neither Party shall have any liability as to the other Party, and each expressly waives any claim for, punitive, exemplary, remote, or speculative damages or damages that are not the natural, probable and reasonably foreseeable result of a breach of this Agreement, including damages arising from the special circumstances of the Purchaser Indemnitee, as applicable, whether or not such special circumstances were communicated to the Parties at the time this Agreement was executed; provided, however, that the foregoing shall not limit such damages to the extent they are recovered by any unaffiliated third party against any Party hereto in a third party claim for which such Party would otherwise be entitled to indemnification pursuant to this Article 11.

Section 11.8 Disclaimers.

(a)	EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN ARTICLE 5 OF THIS AGREEMENT, OR IN THE CERTIFICATE OF SELLER TO BE DELIVERED PURSUANT TO SECTION 9.2(c), OR IN THE CONVEYANCE OR TERM ROYALTY DEED, (I) SELLER MAKES NO, AND EXPRESSLY DISCLAIMS ANY, REPRESENTATIONS OR WARRANTIES, EXPRESS, STATUTORY OR IMPLIED, RELATING TO THE ASSETS AND (II) SELLER EXPRESSLY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO PURCHASER OR ANY OF ITS AFFILIATES, EMPLOYEES, AGENTS, CONSULTANTS OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN PROVIDED TO PURCHASER BY ANY OFFICER, DIRECTOR, EMPLOYEE, AGENT, CONSULTANT, REPRESENTATIVE OR ADVISOR OF SELLER OR ANY OF ITS AFFILIATES).

(b)

EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE 5 OF THIS AGREEMENT, OR IN THE CERTIFICATE OF SELLER TO BE DELIVERED PURSUANT TO SECTION 9.2(c), OR IN THE CONVEYANCE OR TERM ROYALTY DEED, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, AS TO (I) TITLE TO ANY OF THE ASSETS, (II) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, OR ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT, OR ANY GEOLOGICAL OR SEISMIC DATA OR INTERPRETATION, RELATING TO THE ASSETS, (III) THE QUANTITY, QUALITY OR RECOVERABILITY OF PETROLEUM SUBSTANCES IN OR FROM THE ASSETS, (IV) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (V) THE PRODUCTION OF HYDROCARBONS FROM THE ASSETS, (VI) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, (VII) THE CONTENT, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, REPORTS, BROCHURES, CHARTS OR STATEMENTS PREPARED BY THIRD PARTIES, (VIII) ANY OTHER MATERIALS OR INFORMATION THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER OR ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, CONSULTANTS, REPRESENTATIVES OR ADVISORS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO, AND FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, OF MERCHANTABILITY, FREEDOM FROM DEFECTS, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY EQUIPMENT, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE

PARTIES HERETO THAT PURCHASER SHALL BE DEEMED TO BE OBTAINING THE ASSETS IN THEIR PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS” AND “WHERE IS” WITH ALL FAULTS AND THAT PURCHASER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS PURCHASER DEEMS APPROPRIATE, OR (IX) ANY IMPLIED OR EXPRESS WARRANTY OF FREEDOM FROM PATENT OR TRADEMARK INFRINGEMENT.

(c)	SELLER HAS NOT AND WILL NOT MAKE ANY REPRESENTATION OR WARRANTY REGARDING ANY MATTER OR CIRCUMSTANCE RELATING TO ENVIRONMENTAL LAWS, ENVIRONMENTAL LIABILITIES, THE RELEASE OF HAZARDOUS MATERIALS OR NORM INTO THE ENVIRONMENT OR THE PROTECTION OF HUMAN HEALTH, SAFETY, NATURAL RESOURCES OR THE ENVIRONMENT, OR ANY OTHER ENVIRONMENTAL CONDITION OF THE ASSETS, AND NOTHING IN THIS AGREEMENT OR OTHERWISE SHALL BE CONSTRUED AS SUCH A REPRESENTATION OR WARRANTY, AND PURCHASER SHALL BE DEEMED TO BE TAKING THE ASSETS “AS IS” AND “WHERE IS” FOR PURPOSES OF THEIR ENVIRONMENTAL CONDITION.

Section 11.9 Waiver of Trade Practices Acts.

(a)	It is the intention of the Parties that Purchaser’s rights and remedies with respect to this transaction and with respect to all acts or practices of Seller, past, present or future, in connection with this transaction shall be governed by legal principles other than the Texas Deceptive Trade Practices—Consumer Protection Act, Tex. Bus. & Com. Code Ann. § 17.41 et seq. (the “DTPA”). As such, Purchaser hereby waives the applicability of the DTPA to this transaction and any and all duties, rights or remedies that might be imposed by the DTPA, whether such duties, rights and remedies are applied directly by the DTPA itself or indirectly in connection with other statutes; provided, however, Purchaser does not waive § 17.555 of the DTPA. Purchaser acknowledges, represents and warrants that it is purchasing the goods and/or services covered by this Agreement for commercial or business use; that it has assets of $5 million or more according to its most recent financial statement prepared in accordance with generally accepted accounting principles; that it has knowledge and experience in financial and business matters that enable it to evaluate the merits and risks of a transaction such as this; and that it is not in a significantly disparate bargaining position with Seller.

(b)	Purchaser expressly recognizes that the price for which Seller has agreed to perform its obligations under this Agreement has been predicated upon the inapplicability of the DTPA and this waiver of the DTPA. Purchaser further recognizes that Seller, in determining to proceed with the entering into of this Agreement, has expressly relied on this waiver and the inapplicability of the DTPA.

Section 11.10 Recording.

As soon as practicable after Closing, Purchaser shall record the Conveyance in the appropriate counties and/or parishes and provide Seller with copies of all recorded or approved instruments.

The Conveyance and Term Royalty Deed are intended to convey all of the Properties being conveyed pursuant to this Agreement. Certain Properties or specific portions of the Properties that are leased from, or require the approval to transfer by, a Governmental Body are conveyed under the Conveyance and also are described and covered by other separate assignments made by Seller to Purchaser on officially approved forms, or forms acceptable to such entity, in sufficient multiple originals to satisfy applicable statutory and regulatory requirements. The interests conveyed by such separate assignments are the same, and not in addition to, the interests conveyed in the Conveyance attached as Exhibit D. Further, such assignments shall be deemed to contain the special warranty of title of Seller and all of the exceptions, reservations, rights, titles, power and privileges set forth herein and in the Conveyance as fully and only to the extent as though they were set forth in each such separate assignment.

ARTICLE 12

MISCELLANEOUS

Section 12.1 Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement. Either Party’s delivery of an executed counterpart signature page by facsimile (or email) is as effective as executing and delivering this Agreement in the presence of the other Party. No Party shall be bound until such time as all of the Parties have executed counterparts of this Agreement.

Section 12.2 Notice.

All notices which are required or may be given pursuant to this Agreement shall be sufficient in all respects if given in writing and delivered personally, by courier, by facsimile or by registered or certified mail, postage prepaid, as follows:

If to Seller:	Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, TX 77380
Attention: Director Corporate Development
Telephone: (832) 636-1000
Facsimile: (832) 636-0551

With a copy to:	Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, TX 77380
Attention: Associate General Counsel
Oil, Gas and Minerals
Telephone: (832) 636-1000
Facsimile: (832) 636-8203

If to Purchaser:	Legacy Reserves Operating LP
303 West Wall, Suite 1800
Midland, Texas 79701
Attention: Dan G. LeRoy
Telephone: (432) 689-5200
Facsimile: (432) 689-5299

With a copy to:	Cotton, Bledsoe, Tighe & Dawson, PC
500 W. Illinois, Suite 300
Midland, Texas 79701
Attention: Bill Howard
Telephone: (432) 685-8551
Facsimile: (432) 684-3132

Either Party may change its address for notice by notice to the other in the manner set forth above. All notices shall be deemed to have been duly given at the time of receipt by the Party to which such notice is addressed.

Section 12.3 Sales or Use Tax Recording Fees and Similar Taxes and Fees.

Purchaser shall bear any sales, use, transfer, goods and services, registration, capital, documentary, stamp, recording or other similar Taxes (“Transfer and Recording Taxes”) incurred and imposed upon, or with respect to, the property transfers or other transactions contemplated hereby, including any fees or payments to third parties under the Leases or Surface Contracts (if any) and the transfer fees set forth on Schedule 12.3. If such transfers or transactions are exempt from any Transfer and Recording Taxes upon the delivery or filing of an appropriate certificate or other evidence of exemption, Seller will cooperate with Purchaser in obtaining such certificate or evidence and as otherwise reasonably requested by Purchaser to minimize the imposition of such Transfer and Recording Taxes.

Section 12.4 Expenses.

Except as provided in Section 12.3, all expenses incurred by Seller in connection with or related to the authorization, preparation or execution of this Agreement, the Conveyance delivered hereunder and the Exhibits and Schedules hereto and thereto, and all other matters related to the Closing, including all fees and expenses of counsel, accountants and financial advisers employed by Seller, shall be borne solely and entirely by Seller, and all such expenses incurred by Purchaser shall be borne solely and entirely by Purchaser.

Section 12.5 Change of Name.

As promptly as practicable, but in any case within ninety (90) days after the Closing Date, Purchaser shall eliminate in all material respects the names “Anadarko Petroleum Corporation”, “Anadarko” and any variants thereof from the Assets acquired pursuant to this Agreement and, except with respect to such grace period for eliminating existing usage, shall have no right to use any logos, trademarks or trade names belonging to Seller or any of its Affiliates.

Section 12.6 Replacement of Bonds, Letters of Credit and Guarantees.

The Parties understand that none of the bonds, letters of credit and guarantees, if any, posted by Seller with Governmental Bodies and relating to the Assets may be transferable to Purchaser. Promptly following Closing, Purchaser shall obtain, or cause to be obtained in the name of Purchaser, replacements for such bonds, letters of credit and guarantees, to the extent such replacements are necessary to permit the cancellation of the bonds, letters of credit and guarantees posted by Seller or to consummate the transactions contemplated by this Agreement.

Section 12.7 Governing Law and Venue.

THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS OTHERWISE APPLICABLE TO SUCH DETERMINATIONS. THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE CIVIL DISTRICT COURTS OF THE STATE OF TEXAS LOCATED IN HARRIS COUNTY, TEXAS AND APPROPRIATE APPELLATE COURTS THEREFROM, AND EACH PARTY HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS (WHETHER IN CONTRACT OR TORT OR OTHERWISE) IN RESPECT OF ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY DOCUMENT DELIVERED IN CONNECTION HEREWITH MAY BE HEARD AND DETERMINED IN SUCH COURTS. THE PARTIES HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAWS, ANY OBJECTION WHICH THEY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH DISPUTE, CONTROVERSY OR CLAIM BROUGHT IN ANY SUCH COURT OR ANY DEFENSE OF INCONVENIENT FORUM FOR THE MAINTENANCE OF SUCH DISPUTE, CONTROVERSY OR CLAIM. EACH PARTY AGREES THAT A JUDGMENT IN ANY SUCH DISPUTE MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY APPLICABLE LAW.

EACH OF THE PARTIES HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY DOCUMENT DELIVERED IN CONNECTION HEREWITH. EACH PARTY ACKNOWLEDGES THAT IT HAS HAD AN OPPORTUNITY TO CONSULT WITH INDEPENDENT COUNSEL AND THAT IT HAS KNOWINGLY AND VOLUNTARILY AGREED TO THIS WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 12.8 Captions.

The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

Section 12.9 Waivers.

Any failure by any Party or Parties to comply with any of its or their obligations, agreements or conditions herein contained may be waived in writing, but not in any other manner, by the Party or Parties to whom such compliance is owed. No waiver of, or consent to a change in, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 12.10 Assignment.

No Party shall assign all or any part of this Agreement, nor shall any Party assign or delegate any of its rights or duties hereunder, without the prior written consent of the other Party and any assignment or delegation made without such consent shall be void. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

Section 12.11 Entire Agreement.

The Confidentiality Agreement, this Agreement and the Exhibits and Schedules attached hereto, any Boarding Agreements executed by the Parties in connection with Purchaser’s access to the Assets prior to Closing and the documents to be executed hereunder constitute the entire agreement between the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.

Section 12.12 Amendment.

This Agreement may be amended or modified only by an agreement in writing executed by both Parties. No waiver of any right under this Agreement shall be binding unless executed in writing by the Party to be bound thereby.

Section 12.13 No Third-Party Beneficiaries.

Nothing in this Agreement shall entitle any Person other than Purchaser and Seller to any Claims, remedy or right of any kind, except as to those rights expressly provided to Seller Indemnitees and Purchaser Indemnitees and those rights expressly provided in Section 12.20 provided, however, that any claim for indemnity hereunder on behalf of a Seller Indemnitee or a Purchaser Indemnitee must be made and administered by a Party to this Agreement. Each of Seller and Purchaser may elect to exercise or not exercise indemnification rights under Section 11.5 on behalf of the other Indemnified Parties affiliated with it in its sole discretion and shall have no liability to any such other Indemnified Parties for any action or inaction under Section 11.5.

Section 12.14 References.

In this Agreement:

(a)	References to any gender includes a reference to all other genders;

(b)	References to the singular includes the plural, and vice versa;

(c)	Reference to any Article or Section means an Article or Section of this Agreement;

(d)	Reference to any Exhibit or Schedule means an Exhibit or Schedule to this Agreement, all of which are incorporated into and made a part of this Agreement;

(e)	Unless expressly provided to the contrary, “hereunder”, “hereof’, “herein” and words of similar import are references to this Agreement as a whole and not any particular Section or other provision of this Agreement;

(f)	References to any Law will include all rules and regulations promulgated thereunder, and references to any Law will be construed as including any legal and statutory provisions consolidating, amending, succeeding or replacing the applicable Law;

(g)	References to any document will include any amendment, restatement or supplement to, or replacement or novation of, such document, but disregarding any amendment, restatement, supplement, replacement or novation made in breach of this Agreement;

(h)	References to “days” are to calendar days unless otherwise indicated;

(i)	Unless otherwise specified, currency amounts referenced herein are in United States Dollars; and

(j)	“Include” and “including” means include or including without limiting the generality of the description preceding such term.

Section 12.15 Construction.

Purchaser is a Party capable of making such investigation, inspection, review and evaluation of the Assets as a prudent purchaser would deem appropriate under the circumstances including with respect to all matters relating to the Assets, their value, operation and suitability. Each of Seller and Purchaser has had substantial input into the drafting and preparation of this Agreement and has had the opportunity to exercise business discretion in relation to the negotiation of the details of the transactions contemplated hereby. This Agreement is the result of arm’s-length negotiations from equal bargaining positions. In the event of a dispute over the meaning or application of this Agreement, it shall be construed fairly and reasonably and neither more strongly for nor against either Party.

Section 12.16 Conspicuousness.

The Parties agree that provisions in this Agreement in “bold” or “all caps” type satisfy any requirements of the “express negligence rule” and any other requirements at law or in equity that provisions be conspicuously marked or highlighted.

Section 12.17 Severability.

If any term or other provisions of this Agreement is held invalid, illegal or incapable of being enforced under any rule of law, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in a materially adverse manner with respect to either Party.

Section 12.18 Time of Essence.

Time is of the essence in this Agreement with respect to all time periods and notice periods. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day which is a Business Day.

Section 12.19 Equitable Remedies.

(a)

Each Party acknowledges that its obligations hereunder are unique and that remedies at law, including monetary damages, will be inadequate in the event it should default in the performance of its obligations under this Agreement. Accordingly, in the event of any breach (i) by Purchaser, prior to the Closing, of Section 7.2, Section 7.5, Section 7.11, or of the Confidentiality Agreement or, following the Closing, any agreement or covenant set forth in this Agreement to be performed after the Closing; or (ii) by Seller, prior to the

Closing, of Section 7.1, Section 7.2, Section 7.5 or Section 7.7 or of the Confidentiality Agreement or, following the Closing, any agreement or covenant set forth in this Agreement to be performed after the Closing, the other Party shall be entitled to seek equitable relief, without the proof of actual damages, including in the form of an injunction or injunctions or temporary orders for specific performance to prevent such breaches of this Agreement and to order the defaulting Party to affirmatively carry out such obligations under this Agreement, and each Party hereby waives any defense to the effect that a remedy at law would be an adequate remedy for such breach. Such equitable relief shall be in addition to any other remedy to which each Party is entitled to at law or in equity as a remedy for such nonperformance, breach or threatened breach and shall in no way serve to limit a Party’s rights under Section 10. Each Party hereby waives any requirements for the securing or posting of any bond with such equitable remedy. The foregoing shall not be deemed to be or construed as a waiver or election of remedies by either Party, each of whom expressly reserves any and all rights and remedies available to it at law or in equity in the event of any such breach or default by the other Party under this Agreement.

(b)	Notwithstanding the right of Seller to equitable relief as described in Section 12.19(a), Seller may not seek equitable relief to cause the Closing to be consummated and the Purchase Price to be paid.

Section 12.20 Non-Recourse.

This Agreement may only be enforced against, and any claim, action, suit or other legal Proceeding (whether in contract or in tort or otherwise) based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto. No Person who is not a named party to this Agreement, including any past, present or future director, officer, employee, incorporator, member, manager, partner, equity holder, Affiliate, agent, attorney or representative of any named party to this Agreement (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort or otherwise, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution, and each Party waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates. Non-Party Affiliates are expressly intended as third-party beneficiaries of this provision of this Agreement.

[SIGNATURES BEGIN ON THE FOLLOWING PAGE]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties hereto on the date first above written.

SELLER:	PURCHASER:

ANADARKO E&P ONSHORE LLC	LEGACY RESERVES OPERATING LP

	By:	Legacy Reserves Operating GP LLC,
Its General Partner

/s/ Jerry L. Windlinger	/s/ Kyle A. McGraw
By: Jerry L. Windlinger	By: Kyle A. McGraw
Title: Vice President	Title: Executive Vice President & Chief
Development Officer